                                                Filed pursuant to Rule 424(b)(5)
                                                               File No. 33-61165
INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 5, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 18, 1995)

                                     [LOGO]

                                3,000,000 SHARES
                       COMMERCIAL NET LEASE REALTY, INC.
                                  COMMON STOCK
                                   ---------

    Commercial Net Lease Realty, Inc. (the "Company") is a real estate investment trust that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses under full-credit, long-term commercial net leases. As of September 30, 1995, the Company owned 154 properties located in 26 states acquired for an aggregate purchase price of approximately $210 million and containing an aggregate of approximately 1.7 million square feet of gross leasable area. Such properties have an average remaining lease term of approximately 14 years. See "Properties."

    The 3,000,000 shares of common stock of the Company (the "Common Stock") offered hereby (the "Offering") are being sold by the Company. The Common Stock is traded on the New York Stock Exchange under the symbol "NNN." The last reported sale price of the Common Stock on the New York Stock Exchange on January 3, 1996 was $13.125. See "Price Range of Common Stock and Dividends" and "Description of Common Stock" contained in the accompanying Prospectus.

    SEE "RISK FACTORS" FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                 -------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED  UPON
     THE  ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS  SUPPLEMENT. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            PRICE TO            UNDERWRITING          PROCEEDS TO
                                             PUBLIC             DISCOUNTS(1)           COMPANY(2)
Per Share...........................           $                     $                     $
Total(3)............................           $                     $                     $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $600,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover overallotments, if any. If such shares are purchased, the total Price to Public, Underwriting
    Discounts and Proceeds to Company  will be $       ,  $       and $        ,
    respectively. See "Underwriting."
                               ------------------

    The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters, subject to certain conditions. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1996, at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

SMITH BARNEY INC.
               GOLDMAN, SACHS & CO.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                                              J.C. BRADFORD & CO.
                                                           THE ROBINSON-HUMPHREY
                                                                   COMPANY, INC.

        , 1996

                                   [GRAPHICS]

    The inside front cover of the Prospectus Supplement displays six pictures of Properties owned by the Company. The pictures shown are (1) Barnes & Noble located in Houston, Texas, (2) Eckerd Drug located in Colleyville, Texas, (3) OfficeMax located in Dallas, Texas, (4) Burger King located in Tappahannock, Virginia, (5) Sears Homelife located in Clearwater, Florida and (6) Linens 'N Things located in Freehold, New Jersey.

    In addition, there is a map of the United States showing the location by city of the Properties owned by the Company.

    Finally, there is a caption of the "NNN" logo and the name "Commercial Net Lease Realty, Inc."

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
                                                PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.............................................................................        S-1
Risk Factors..............................................................................................        S-9
The Company...............................................................................................       S-12
Strategies................................................................................................       S-13
Use of Proceeds...........................................................................................       S-17
Price Range of Common Stock and Dividends.................................................................       S-18
Distribution Policy.......................................................................................       S-19
Capitalization............................................................................................       S-19
Selected Financial Data...................................................................................       S-20
Properties................................................................................................       S-23
Management of the Company.................................................................................       S-30
Certain Transactions......................................................................................       S-34
Underwriting..............................................................................................       S-36
Legal Matters.............................................................................................       S-37

                                                     PROSPECTUS

Available Information.....................................................................................          2
Incorporation of Certain Documents by Reference...........................................................          2
The Company...............................................................................................          3
Use of Proceeds...........................................................................................          3
Ratios of Earnings to Fixed Charges.......................................................................          4
Description of Debt Securities............................................................................          4
Description of Common Stock...............................................................................         14
Description of Common Stock Warrants......................................................................         16
Federal Income Tax Considerations.........................................................................         17
ERISA Considerations......................................................................................         22
Plan of Distribution......................................................................................         23
Experts...................................................................................................         24
Legal Matters.............................................................................................         24

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION AND NO EXERCISE OF CURRENTLY OUTSTANDING OPTIONS TO PURCHASE UP TO 578,100 SHARES OF COMMON STOCK PURSUANT TO THE COMPANY'S 1992 STOCK OPTION PLAN. THE TERM "INCLUSIVE COST" MEANS ALL COSTS RELATED TO ACQUISITIONS, INCLUDING BUT NOT
LIMITED TO THE PURCHASE PRICE, LEGAL AND ACCOUNTING FEES AND EXPENSES, COMMISSIONS AND TITLE INSURANCE.

                                  THE COMPANY

    Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a real estate investment trust (a "REIT") formed in 1984 that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses under full-credit, long-term commercial net leases. As of September 30, 1995, the Company owned 154 properties (the "Properties") acquired for an aggregate purchase price of approximately $210 million and having an annualized current cash on cost return (on an Inclusive Cost basis) of approximately 10.3 percent. The Properties are leased to 30 tenants located in 26 states, contain an aggregate of approximately
1.7 million square feet of gross leasable area ("GLA") and are 100 percent leased.

    Properties acquired by the Company are generally newly constructed as of the time of acquisition. Accordingly, the average age of the buildings in the Company Property portfolio (the "Company Portfolio") is approximately three years. In addition, the Company acquires only properties that are subject to a lease in order to avoid the risks inherent in initial leasing. The Company's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance ("triple-net" leases), and generally also provide that the tenant is responsible for roof and structural repairs. The Company's leases typically do not limit the Company's recourse against the tenant and any guarantor in the event of a default, and for this reason are considered "full-credit" leases. All of the Company's properties have been 100 percent leased since the Company's formation in 1984. The Properties are leased on a long-term basis, generally 15 to 20 years, with renewal options for an additional 10 to 20 years. As of September 30, 1995, the average remaining initial lease term of the Properties was approximately 14 years. Leases representing approximately 90 percent of annualized base rental income from the Properties (the "Base Rent") for the nine months ended September 30, 1995 have initial terms extending until at least December 31, 2005. See "Properties -- Description of Leases."

    CNL Realty Advisors, Inc. (the "Advisor") is the Company's advisor, and has responsibility for the Company's day-to-day operations. See "The Company -- The Advisor." The principal office of the Company is located at 400 East South Street, Suite 500, Orlando, Florida 32801, and the Company's telephone number is 407/422-1574.

                           OBJECTIVES AND STRATEGIES

OBJECTIVES

    The Company's primary objectives are to provide predictable and increasing cash flow available for distribution to stockholders and to maintain and enhance the value of its properties. The Company presently intends to achieve these objectives by implementing specific growth, operating and financing strategies, as summarized below.

GROWTH STRATEGIES

    - Acquiring additional well-located, freestanding retail properties that are leased to high-quality tenants with significant market presence, and that provide a stable current return on the Company's investment in excess of the Company's blended cost of capital and the potential for capital appreciation

    - Entering into long-term leases that provide for periodic contractual increases in rent and/or percentage rent based upon a percentage of a tenant's gross sales over a pre-determined level

OPERATING STRATEGIES

    - Acquiring properties that are subject to long-term leases to avoid the risks inherent in initial leasing, and structuring such leases on a triple-net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties

    - Targeting tenants whose competitive position and financial strength should enable them to meet their obligations throughout the leases' terms and obtaining the best possible underlying credit quality by requiring the corporate parent of a tenant to lease the property or guarantee the tenant's obligations under the lease

    - Maintaining and developing long-term working relationships with targeted established retail companies by providing nationwide sale/leaseback financing on multiple properties, thereby adding additional efficiency and value to the retailers and the Company

    - Extensively analyzing potential investment locations in terms of long-term viability for the tenant and the site's market value

    - Diversifying the Company's investments among distinct retail segments, as well as by tenant and geographic location

    - Actively monitoring the assets of the Company to maximize their value

FINANCING STRATEGIES

    - Financing property acquisitions with the source of capital deemed most advantageous at the time, including borrowing under the Company's $100 million revolving credit facility (the "Credit Facility"), utilizing long-term debt, or issuing debt or equity in public or private offerings

    - Enhancing stockholder return through appropriate use of leverage while maintaining a ratio of total indebtedness to total assets (before depreciation) of not more than 50 percent

                              RECENT DEVELOPMENTS

- COMPLETED PROPERTY ACQUISITIONS. Between October 1, 1994 and September 30, 1995, the Company acquired 48 Properties and purchased new buildings constructed by the tenant on four previously acquired land parcels for an aggregate purchase price of approximately $86.6 million (on an Inclusive Cost basis). See "Properties -- The Acquisition Process -- ACQUISITION FROM RETAIL OCCUPANTS." These properties have approximately 724,000 square feet of GLA, provide approximately $9.0 million in annualized Base Rent with a resulting annualized cash on cost return (on an Inclusive Cost basis) of approximately
  10.4 percent, and were financed in part by approximately $47.2 million net proceeds from the public offering of shares of the Company's common stock (the "Common Stock") in September 1994 (the "Prior Offering") and in part by the proceeds from the Company's Credit Facility.

- ACQUISITION PIPELINE. Since October 1, 1995, the Company has purchased three properties, all of which were acquired at the end of December 1995. During January 1996, the Company intends to purchase six properties and newly constructed buildings on seven land parcels it currently owns. The acquisition of these properties plus the properties acquired in December 1995 are hereinafter referred to as the "Acquisition Properties." The total purchase price of the Acquisition Properties is expected to be approximately $50.0 million (on an Inclusive Cost basis) and the projected annualized initial cash on cost return (on an Inclusive Cost basis) is estimated to be approximately 10.5 percent. The Acquisition Properties are located in nine states and will be leased to Barnes & Noble (six properties representing 190,000 square feet of GLA), Food 4 Less (one property representing 54,400 square feet), Academy (one property representing 52,500 square feet), Waccamaw (one property representing 55,560 square feet), OfficeMax (one property representing 38,667 square feet), Borders Books & Music (one property representing 30,000 square feet), Eckerd (three properties representing 28,512 square feet) and Computer City (two properties representing 23,936 square feet). The Company's Board of Directors has also tentatively approved either contracts or letters of intent to acquire 11 additional properties (the "Additional Properties") by the end of the second quarter of 1996 for a total purchase price of approximately $35.2 million (on an Inclusive Cost basis). The closing of the transactions contemplated by these purchase contracts and letters of intent is, in each case, subject to the Company's due diligence review of various matters related to the subject property, including environmental reviews, and the satisfaction of customary closing conditions by the seller of the property. The Company anticipates that the purchase of the Acquisition Properties and the Additional Properties will be funded by a combination of net proceeds from the Offering, the Credit Facility and the Permanent Debt Financing (defined below).

- FINANCIAL PERFORMANCE. Since the date of the Prior Offering through September 30, 1995, the Company Portfolio has increased from 106 Properties to 154 Properties or from approximately $123 million of assets to $210 million of assets. In addition, funds from operations and cash available for distribution have increased from approximately $6.7 million and $6.6 million or $0.87 and $0.87 per share, respectively, for the nine months ended September 30, 1994, to approximately $10.7 million and $10.6 million or $0.91 and $0.91 per share, respectively, during the same period in 1995.

- PERMANENT DEBT  FINANCING.   To  secure long-term  fixed rate  financing,  the
  Company has entered into a $52.6 million mortgage loan commitment (the "Commitment") dated October 30, 1995 with Principal Mutual Life Insurance Company, the proceeds of which will be used to pay down the Credit Facility. The permanent debt financing (the "Permanent Debt Financing") to be made pursuant to the Commitment is secured by 42 Properties designated in the Commitment. The Permanent Debt Financing consists of two loans that will bear interest at a fixed weighted average rate of approximately 7.26 percent and will have a weighted average maturity of 7.2 years. The first loan of $13.2 million was closed on December 14, 1995 and the second loan of $39.4 million is expected to close in late January 1996. See "Strategies -- Financing Strategies -- PERMANENT DEBT FINANCING."

- CREDIT FACILITY FOR ACQUISITIONS. In April 1995, the Company increased the amount available under the Credit Facility to $100 million, of which $72.9 million was outstanding at September 30, 1995. Upon completion of the sale of shares of Common Stock offered hereby (the "Offering") and the closing of the Permanent Debt Financing, the Company intends to repay approximately $39.3 million outstanding under the Credit Facility. The interest rate on amounts outstanding under the Credit Facility is 1.7 percent over 30-day LIBOR (5.875 percent as of September 30, 1995). The Company intends to draw on the Credit Facility as needed to acquire future properties. See "Strategies -- Financing Strategies -- SOURCES OF CAPITAL FOR ACQUISITIONS."

- NEWLY LEASED PROPERTIES, EXPANDED RELATIONSHIPS AND GEOGRAPHIC DIVERSITY. Since the Prior Offering through September 30, 1995, the Company has developed new leasing relationships with Academy (three leases), Borders Books & Music (two leases), Hi-Lo Automotive (24 leases), Levitz (one lease) and Scotty's (two leases) representing GLA of approximately 523,000 square feet or approximately 31.5 percent of the Company's total GLA. In addition, the Company has expanded its existing leasing relationships with Eckerd (eight leases) and OfficeMax (one lease) representing GLA of approximately 97,000 square feet or approximately 5.9 percent of the Company's total GLA. The

  Company has entered into new geographic markets by leasing properties to Academy (two properties) and Barnes & Noble (one property) in the Houston, Texas metropolitan area and providing first-time sale/leaseback financing in Arizona for Levitz and in Oklahoma for Barnes & Noble. The Company believes that its existing relationships with nationally based tenants will enhance its ability to further expand into new markets.

                                   PROPERTIES

    The Company typically acquires, owns and manages freestanding properties leased to individual tenants. The properties typically are located within intensive commercial traffic corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management believes that properties with these characteristics are desired by tenants because they offer high visibility to passing traffic, ease of access, tenant control over the site's hours of operation and maintenance standards and distinctive building design which promotes greater customer identification. In addition, management believes that freestanding properties permit tenants to open new stores quickly, due to the short development cycles generally associated with such properties, and provide tenants with flexibility in responding to changing retail trends. See "Properties -- The Properties."

    Management also believes that many retailers interested in occupying freestanding single-tenant properties of the type acquired by the Company prefer to lease rather than own such properties, which enables them to allocate their capital to their core businesses rather than real estate. Additionally, management believes the Company's ability to provide targeted established retailers with nationwide sale/leaseback financing on a number of properties adds additional efficiency and value to retailers and the Company. To avoid some of the risks associated with property ownership, the Company structures its leases on a triple-net or similar basis under which tenants bear the principal portion of the financial and operational responsibility for the properties. Management believes that leases structured on this basis provide the Company with a stable current return and the potential for capital appreciation of its assets. See "Strategies -- Operating Strategies -- FULL-CREDIT, LONG-TERM NET LEASES" and "Properties -- Description of Leases."

    The following table sets forth certain property, tenant and retail specialty information as of September 30, 1995, with respect to each of the retailers that operates from a Property in the Company Portfolio.

                             TOTAL                                                  PERCENT OF
                           NUMBER OF    TOTAL GLA     PERCENT OF        BASE          TOTAL
RETAILER                   PROPERTIES   (SQ. FT.)     TOTAL GLA       RENT (1)      BASE RENT       RETAIL SPECIALTY
-------------------------  ---------   ------------   ----------   --------------   ----------   ----------------------
Barnes & Noble (2).......       9        113,850(2)     6.87%(2)   $ 3,015,728(2)    13.88%(2)   Books
Eckerd...................      15        134,715        8.13         1,956,248        9.00       Drug Stores
Hi-Lo Automotive.........      24        196,022       11.82         1,788,756        8.23       Automotive Replacement
                                                                                                  Parts
Burger King..............      14         44,454        2.68         1,463,218        6.73       Restaurants
Borders Books & Music....       2         63,200        3.81         1,401,382        6.45       Books
OfficeMax................       4         99,624        6.01         1,079,775        4.97       Office Supplies
Golden Corral............      27        148,638        8.97         1,062,581        4.89       Restaurants
Hardee's.................      14         49,700        3.00         1,015,425        4.67       Restaurants
Denny's..................      10         44,354        2.67           914,787        4.21       Restaurants
Food Lion................       4        120,885        7.29           835,200        3.84       Supermarkets
Int'l House of
 Pancakes................       7         32,063        1.93           772,423        3.56       Restaurants
Academy (2)..............       3        105,881(2)     6.39(2)        720,003(2)     3.31(2)    Sporting Goods
Scotty's.................       2        112,875        6.81           670,911        3.09       Home Improvement
Sears Homelife...........       2         82,896        5.00           664,916        3.06       Furniture
Marshalls................       1         33,000        1.99           470,250        2.16       Apparel
Computer City............       1         25,000        1.51           464,750        2.14       Electronic Products
Oshman's.................       1         50,000        3.02           448,500        2.06       Sporting Goods
CompUSA..................       1         25,000        1.51           429,000        1.98       Computers
Food 4 Less (2)..........       1          (2)         (2)             420,390(2)     1.94(2)    Grocery
Linens 'n Things.........       1         28,700        1.73           401,800        1.85       Home Furnishings and
                                                                                                  Accessories
The Good Guys!...........       1         15,000        0.91           381,714        1.76       Electronics
Levitz...................       1         44,539        2.69           300,638        1.38       Furniture
Blockbuster Music Plus...       1         16,500        1.00           255,750        1.18       Music
Office Depot.............       1         25,000        1.51           210,000        0.96       Office Supplies
Best Buy.................       1         26,700        1.61           160,200        0.74       Electronics and Major
                                                                                                  Appliances
Wendy's..................       2          5,923        0.36           153,150        0.71       Restaurants
Pier I Imports...........       1          9,000        0.54           135,000        0.62       Decorative Home
                                                                                                  Furnishings
Checkers.................       1            796        0.05            62,500        0.29       Restaurants
Rally's..................       1            710        0.04            51,250        0.23       Restaurants
Pizza Hut................       1          2,500        0.15            23,952        0.11       Restaurants
                              ---      ------------   ----------   --------------   ----------
    Totals...............     154      1,657,525(3)   100.00%      $21,730,197(3)   100.00%
                              ---      ------------   ----------   --------------
                              ---      ------------   ----------   --------------

------------------------
(1) Base Rent includes income from operating and direct financing leases excluding non-cash lease accounting adjustments and percentage (contingent) rental income.

(2) The Company currently owns and leases seven land parcels to Barnes & Noble (five properties), Academy (one property) and Food 4 Less (one property). As of September 30, 1995, these tenants were constructing buildings on each of the parcels. Leases covering these land parcels have been executed and provide for ground rent to be paid during construction and additional rent to be paid after the buildings are completed, acquired by the Company and leased back to the tenant. The Company anticipates that total construction costs for the improvements will be approximately $17 million. Upon completion of construction, which is anticipated to occur in January 1996, these properties will provide for approximately 270,000 square feet of GLA (Barnes & Noble, 163,000 square feet; Academy, 52,500 square feet; and Food 4 Less, 54,400 square feet) and approximately $1.8 million of Base Rent (Barnes & Noble, $1.2 million; Academy, $224,000; and Food 4 Less, $408,000).

(3) Excludes GLA and Base Rent attributed to the buildings under construction discussed in footnote (2) above.

                                  THE OFFERING

    All of the shares of Common Stock being offered hereby are being sold by the Company.

Common Stock Offered...................  3,000,000 shares of Common Stock (1)
Common Stock Outstanding after the Offering.....  14,663,672 shares of Common Stock (2)
Use of Proceeds.................................  The  Company intends to use the  net proceeds from the Offering and the  proceeds from  the Permanent  Debt Financing  for  the acquisition  of the Acquisition Properties and the repayment of indebtedness outstanding under the Credit Facility
New York Stock Exchange Symbol..................  "NNN"

------------------------
(1) Does not include up to 450,000 shares of Common Stock that may be issued upon exercise of the Underwriters' overallotment option.

(2) Does not include approximately 578,100 shares of Common Stock issuable upon the exercise of currently outstanding options.

                        SUMMARY SELECTED FINANCIAL DATA

    The following table sets forth certain financial information for the Company on a historical and pro forma basis, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements incorporated by reference to the Prospectus accompanying this Prospectus Supplement. The pro forma information of the Company gives effect to (i) $46.7 million in net proceeds from the sale of 4,000,000 shares of Common Stock in the prior offering (the "Prior Offering Transaction"), and (ii) the completion and sale of 3,000,000 shares of Common Stock offered hereby at an Offering Price of $13.125 per share and the application of the net proceeds therefrom, the receipt of $52.6 million of proceeds from the Permanent Debt Financing, the purchase of the Acquisition Properties for approximately $50.0 million and the repayment of approximately $39.3 million previously drawn under the Credit Facility (collectively, the "Offering Transactions").

    The pro forma statements of earnings for the year ended December 31, 1994 and the nine months ended September 30, 1995 give effect to the Prior Offering Transaction and the Offering Transactions as if such transactions had occurred on January 1, 1994. Such pro forma statements of earnings also treat all properties acquired during the year ended December 31, 1994 and the nine months ended September 30, 1995 and the Acquisition Properties as if they had been acquired and fully leased as of January 1, 1994. The Pro Forma Balance Sheet as of September 30, 1995 gives effect to the Offering Transactions as if such transactions had occurred on September 30, 1995.

    The pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been if the transactions reflected had in fact occurred on the date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or any future period.

            SUMMARY SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             NINE MONTHS ENDED SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                            ---------------------------------  --------------------------------------------
                                             PRO FORMA                          PRO FORMA
OPERATING DATA:                                1995        1995       1994        1994        1994       1993       1992
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
Revenues:
  Rental income (1).......................   $  21,698   $  14,597  $   8,279   $  28,988   $  12,068  $   4,906  $   2,528
  Interest and other income (2)...........         142          98        151         184         221        163         76
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
    Total revenues........................      21,840      14,695      8,430      29,172      12,289      5,069      2,604
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------

EXPENSES:
  General and administrative (3)..........         596         551        472         758         605        478        255
  Management and advisory fees (4)........         988         740        490       1,343         728        307         89
  Interest (5)............................       4,837       2,335        412       5,919         498        381        302
  State taxes (6).........................         284         188        167         482         213        110         38
  Depreciation and amortization (7).......       2,500       1,463        941       3,351       1,330        645        369
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
    Total expenses........................       9,205       5,277      2,482      11,853       3,374      1,921      1,053
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
Net earnings before gain on sale of land
 and buildings............................      12,635       9,418      5,948      17,319       8,915      3,148      1,551
Gain on sale of land and buildings........           0           0          0           0           0        374         11
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
Net earnings..............................   $  12,635   $   9,418  $   5,948   $  17,319   $   8,915  $   3,522  $   1,562
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
                                            -----------  ---------  ---------  -----------  ---------  ---------  ---------
Net earnings per share before gain on sale
 of land and buildings....................   $    0.86   $    0.81  $    0.78   $    1.18   $    1.04  $    0.85  $    0.94
Weighted average common shares
 outstanding..............................      14,664      11,664      7,664      14,664       8,606      3,712      1,635
Dividends paid per common share...........      --       $    0.87  $    0.85      --       $    1.14  $    1.10  $    1.08

OTHER DATA:
  Total properties at end of period.......         163         154        106         163         128         84         41
  Funds from operations (8)...............   $  14,812   $  10,659  $   6,700   $  20,222   $   9,992  $   3,884  $   1,879
  Cash available for distribution (9).....      --       $  10,557  $   6,646      --       $   9,848  $   3,817  $   1,879
  Funds from operation per share..........   $    1.01   $    0.91  $    0.87   $    1.38   $    1.16  $    1.05  $    1.15
  Cash available for distribution per
   share..................................      --       $    0.91  $    0.87      --       $    1.15  $    1.03  $    1.15
  Percent of properties leased............        100%        100%       100%        100%        100%       100%       100%

                                                        SEPTEMBER 30,
                                              ---------------------------------           DECEMBER 31,
                                               PRO FORMA                         -------------------------------
BALANCE SHEET DATA: (10)                         1995        1995       1994       1994       1993       1992
                                              -----------  ---------  ---------  ---------  ---------  ---------
Real estate assets, net (11)................   $ 255,430   $ 204,686  $ 120,099  $ 148,643  $  69,135  $  22,324
Notes payable...............................   $  86,191   $  72,900  $  31,505  $  14,800     --      $   8,500
    Total stockholders' equity..............   $ 169,162   $ 132,553  $  90,579  $ 136,665  $  91,145  $  14,388

------------------------------
(1) Pro forma amounts represent rental income as if the properties acquired during the year ended December 31, 1994 and the nine months ended September 30, 1995 (the "New Properties") and the Acquisition Properties had been acquired and fully leased as of January 1, 1994.

(2) Pro forma interest income decreased for the year ended December 31, 1994 due to a decrease in the amount of cash available for investment in interest bearing accounts as a result of the acquisition of the New Properties and the Acquisition Properties. Pro forma interest income increased for the nine months ended September 30, 1995 due to an increase in average cash balances from the receipt of rental income from the New Properties and the Acquisition Properties.

(3) Pro forma general and administrative expenses increased due to incremental expenses associated with having additional shares of Common Stock outstanding and due to increased unused commitment fees under the Credit Facility.

(4) Pro forma management and advisory fees increased as a result of increased funds from operations.

(5) Pro forma interest expense increased primarily as a result of the pro forma increase in indebtedness in connection with the Offering Transactions. Pro forma interest expense for the nine months ended September 30, 1995 and the year ended December 31, 1994 was based on the average 30-day LIBOR rates in effect for those periods of 6.01 percent and 4.47 percent, respectively, plus 1.70 percent relating to the Credit Facility and weighted average interest rate of approximately 7.26 percent relating to the Permanent Debt Financing.

(6) State taxes consist of income and franchise taxes. Pro forma state taxes increased based on additional rental income.

(7) Pro forma depreciation and amortization increased primarily as a result of an increase in depreciation on the New Properties and the Acquisition Properties as well as an increase in amortization in connection with the Permanent Debt Financing.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(8) Funds from operations has been calculated in accordance with the definition of "funds from operations" recently clarified by NAREIT defined as net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructurings and sales of property, plus depreciation and after adjustments for unconsolidated partnerships and joint ventures. Under the method previously used by the Company which included adjustments to net income for amortization of deferred financing costs and non-cash lease accounting adjustments, funds from operations would have been $14,273, $10,351 and $6,517 for the pro forma nine months ended September 30, 1995 and the historical nine months ended September 30, 1995 and 1994, respectively, and would have been $19,521, $9,731, $3,779 and $1,879 for the pro forma year ended December 31, 1994 and the historical years ended December 31, 1994, 1993 and 1992, respectively. Non-cash lease accounting adjustments for the pro forma nine months ended September 30, 1995 and for the historical nine months ended September 1995 and 1994 were $862, $530 and $373, respectively. Non-cash lease accounting adjustments for the pro forma year ended December 31, 1994 and the historical years ended December 31, 1994, 1993 and 1992 were $1,149, $515, $125 and $9, respectively. Funds from operations should not be considered as a substitute for net income as an indication of the Company's performance or as a substitute for cash flow as a measure of its liquidity.

(9) The Company's estimated recurring, annual capital expenditures required to maintain any Property subject to a lease that does not require the tenant to make such expenditures are deducted from funds from operations in computing cash available for distribution.

(10) Pro forma balance sheet data assumes that the Offering Transactions had occurred on September 30, 1995.

(11) Net of accumulated depreciation of approximately $5,000 and $3,400 as of September 30, 1995 and 1994, respectively, and $3,800, $2,700 and $2,100 at December 31, 1994, 1993 and 1992, respectively.

                                  RISK FACTORS

    In addition to the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, prospective investors should carefully review the following considerations in determining whether to acquire the Common Stock offered hereby.

DEPENDENCE ON MAJOR TENANTS

    Barnes & Noble Bookstores accounts for 13.9 percent of Base Rent as of September 30, 1995. The next four largest tenants in terms of Base Rent as of September 30, 1995, account for an aggregate of approximately 32.8 percent of Base Rent. See "Properties -- The Properties." The default, financial distress or bankruptcy of one or more of these tenants could cause vacancies among certain of the Properties, which would reduce the revenues of the Company until the affected Properties are re-let, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place, the Company may not be able to re-lease a vacant Property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

CONFLICTS OF INTEREST

    From time to time the Company may engage in transactions with CNL Affiliates (defined below), including the acquisition of properties developed by such Affiliates. See "Strategies," "The Properties -- The Acquisition Process" and "Certain Transactions." The price to the Company of any property that may be developed by a CNL Affiliate typically includes all direct costs of development, such as land and construction costs, closing costs and a market-rate development fee which generally is equal to five to 10 percent of the total cost of the property. This development fee generally is treated as a cost of the property by the CNL Affiliate and the tenant and therefore is included in the calculation of Base Rent.

    Certain officers and directors of CNL Realty Advisors, Inc., the Company's advisor (the "Advisor"), and of the Company currently are engaged, and in the future are expected to engage, in the management of other entities that invest in real estate, and in other business activities. Competition therefore will exist in the allocation of such directors' and officers' management time, services and functions among the Company and the various other entities in which such directors and officers are involved. The Company's bylaws require that any decision by the Company with respect to the purchase or sale of real property or the leasing of the Company's real property be approved separately by the Independent Directors and the Board of Directors. The Company's bylaws also require that transactions between the Company and its directors or executive officers, or between the Company and any entity in which one of the Company's directors or executive officers is a director or executive officer or has a material financial interest, be approved by a majority of the directors not interested in the transaction.

    James M. Seneff, Jr. and Robert A. Bourne, directors and officers of the Company and of the Advisor, also are associated with various CNL Affiliates that are involved in the sale of interests in, and management of, entities that currently invest primarily in triple-net leased properties. One or more of these CNL Affiliates from time to time may acquire properties that also would be appropriate investments for the Company. At such time as the Company wishes to acquire a property that also would be suitable for acquisition by a CNL Affiliate, a conflict of interest could develop. Messrs. Seneff and Bourne, as directors of the Company, have a fiduciary obligation to act in the best interest of the stockholders of the Company and, as principals of the CNL Affiliates, to act in the best interest of the investors.

    CNL Group, Inc., the parent company of the Advisor, the Advisor, and Messrs. Seneff and Bourne have granted the Company a right of first refusal to consider and acquire any freestanding retail properties (other than restaurant properties) that become available for acquisition by them or any other CNL Affiliate. No similar right of first refusal has been requested by or granted to the Company as to restaurant properties, due primarily to the Company's focus on diversifying into retail segments other than the restaurant segment. Management of the Company believes that, to the extent conflicts develop with respect to particular restaurant properties, such conflicts should not have a material adverse effect on the Company, although there can be no assurance in this regard.

INTEREST RATE FLUCTUATIONS; FINANCING RISKS

    All borrowings under the Company's $100 million revolving line of credit (the "Credit Facility") bear interest at variable rates equal to, at the Company's option, either (i) 1.7 percent over 30-day LIBOR or (ii) the lender's prime rate in effect from time to time. If the variable rate index associated with such indebtedness increases, interest payments on this variable rate debt also will increase, which will result in decreased funds available for distribution to stockholders. In December 1994, the Company entered into an agreement to limit interest charged to the Company to a fixed 30-day LIBOR rate of 7.25 percent per annum on a notional amount of $25 million. This interest rate cap agreement is effective through June 1996. At this time, management has not entered into other interest rate cap or swap agreements, although management intends to enter into such agreements in the future. Management will continue to evaluate the desirability of these agreements from time to time.

    The Company's ability to expand and, to the extent funded with debt, to maintain its portfolio is dependent upon its access to capital at costs which permit it to derive positive returns from its investments. There is no assurance the Company will at all times have such access. In particular, the Company is subject to the risks normally associated with debt financing, including the risk that the Company's funds from operations will be insufficient to meet required payments of principal and interest and the risk that the leases which secure the payment of the indebtedness could be seized upon a failure by the Company to make required payments, with a resulting loss of income to the Company. Advances under the Credit Facility and the Permanent Debt Financing (defined below) are secured by a collateral assignment of rents and leases of all Properties owned by the Company, and advances under the Permanent Debt Financing are also secured by mortgages on 42 Properties. The Company has agreed not to encumber the Properties securing the Permanent Debt Financing without the lender's consent. Further, the Company has agreed under the Credit Facility that it will not encumber the Properties or incur additional indebtedness, subject to certain exceptions, without the lenders' consents. See "Strategies -- Financing Strategies." These covenants limit the Company's ability to obtain additional financing during the terms of the Credit Facility and the Permanent Debt Financing. While there is no assurance that the Company will be able to refinance its Credit Facility or the Permanent Debt Financing, if the Company refinances or is required to refinance the Credit Facility or the Permanent Debt Financing to obtain additional financing, the terms of any such refinancing could be less favorable to the Company than the terms of the Credit Facility or the Permanent Debt Financing and could adversely affect the Company's financial results and its ability to make distributions to stockholders.

    The organizational documents of the Company do not contain any substantial limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate the Company's current debt policy. See "Strategies -- Operating Strategies -- RATIO OF DEBT TO TOTAL ASSETS." If this policy were changed, the Company could become highly leveraged, resulting in an increase in debt service that could adversely affect the Company's revenues and its ability to make distributions to stockholders.

POTENTIAL EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

    The market price of equity securities of publicly-traded companies is determined in part by the attractiveness of the yield on such securities in relation to prevailing market interest rates. An increase in market interest rates generally may lead prospective purchasers of the Common Stock to demand a higher anticipated annual yield from future dividends, which, in turn, may adversely affect the market price of the Common Stock. Moreover, the market value of the Common Stock could be substantially and adversely impacted by changes in general market conditions or fluctuations in the market for equity securities.

RELIANCE ON MANAGEMENT

    The Company depends upon the services of the Advisor, Mr. Seneff, as Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Bourne, as President and a director of the Company. Loss of the service of the Advisor or Messrs. Seneff or Bourne could have a material adverse effect on the Company's business and financial condition. In addition, the loan agreement for the Company's Credit Facility contains a covenant requiring that no material change in senior management occur during the loan term. The Company has not entered into employment agreements with Messrs. Seneff and Bourne. Messrs. Seneff and Bourne do not presently and are not expected to devote all their efforts to the Company.

ENVIRONMENTAL MATTERS

    It is the Company's policy, as part of its acquisition due diligence process, to obtain a Phase I environmental site assessment for each property. All of the Properties have been subjected to Phase I environmental site assessments, other than the 27 properties leased to Golden Corral Corporation ("Golden Corral") which were acquired under agreements executed before Phase I environmental site assessments became common practice. In 1994, the Company obtained a review by an environmental consultant of environmental regulatory databases containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated to determine the status of the Golden Corral Properties. The Company was advised by its consultant that none of the Golden Corral Properties was identified in those databases. There can be no assurance, however, that such databases contain a complete and total list of all contaminated sites reported by federal and state environmental agencies.

    The Company is not aware of any environmental liability with respect to any Property in the Company Portfolio that it believes would have a material adverse effect on the Company's assets or financial condition. See "Properties -- Environmental Matters."

                                  THE COMPANY

GENERAL

    Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a real estate investment trust (a "REIT") formed in 1984 that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses under full-credit, long-term commercial net leases. As of September 30, 1995, the Company owned 154 properties (the "Properties") acquired for an aggregate purchase price of approximately $210 million and having an annualized current cash on cost return (on an Inclusive Cost basis) of approximately 10.3 percent. The Properties are leased to 30 tenants in 26 states, contain an aggregate of 1.7 million square feet of gross leaseable area ("GLA") and are 100 percent leased.

    The Company focuses on acquiring freestanding properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $5.0 million, attract a wide array of established retail tenants, such as Barnes & Noble, Eckerd and OfficeMax. Consequently, management believes that such properties offer attractive opportunities for stable current return and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms. See "Strategies -- Operating Strategies."

    Properties acquired by the Company are generally newly constructed as of the time of acquisition. Accordingly, the average age of the buildings in the Company Property portfolio (the "Company Portfolio") is approximately three years. In addition, the Company acquires only properties that are subject to a lease in order to avoid the risks inherent in initial leasing. The Company's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance ("triple-net" leases), and generally also provide that the tenant is responsible for roof and structural repairs. The Company's leases typically do not limit the Company's recourse against the tenant and any guarantor in the event of a default, and for this reason are considered "full-credit" leases. All of the Company's properties have been 100 percent leased since the Company's formation in 1984. The Properties are leased on a long-term basis, generally 15 to 20 years, with renewal options for an additional 10 to 20 years. As of September 30, 1995, the average remaining initial lease term of the Properties was approximately 14 years. Leases representing approximately 90 percent of annualized base rental income from the Properties (the "Base Rent") for the nine months ended September 30, 1995 have initial terms extending until at least December 31, 2005. Approximately 68 percent of Base Rent is derived from leases that provide for periodic, contractually fixed increases in base rent. In addition, many leases also require the payment of percentage rent, which is computed based on a percentage of the tenant's gross sales over an agreed upon level and is designed to permit the Company, over time, to share in a percentage of the revenues from the tenant's sales growth. See "Properties -- Description of Leases."

    The Company's total revenues increased from approximately $2.6 million for the fiscal year ended December 31, 1992 to $5.1 million and $12.3 million for the fiscal years ended December 31, 1993 and 1994, respectively, and funds from operations for the same periods increased from approximately $1.9 million to $3.9 million and $10.0 million, respectively. The Company has historically financed its acquisitions from funds raised in offerings of Common Stock or from its credit facilities.

THE ADVISOR

    CNL Realty Advisors, Inc. (the "Advisor") is the Company's advisor. The Advisor is a wholly owned subsidiary of CNL Group, Inc. ("CNL Group"), a diversified real estate company with expertise in commercial net leased investments that currently owns and manages, either directly or through affiliates (collectively, "CNL Affiliates"), a property portfolio with a cost in excess of $600 million. Under the direction of the Company's Board of Directors, the Advisor has responsibility for the day-to-day operations of the Company, including investment analysis, acquisitions, due diligence, and asset management and accounting services. Management of the Company believes that the Advisor's extensive experience and long-term relationships throughout the commercial net leased property industry benefits the Company in selecting, acquiring and managing its properties, thereby providing the Company with a competitive advantage in the management and operation of its real estate assets and in the identification of attractive investments. See "Certain Transactions." At the time the Company retained the Advisor in July 1992 the Company owned 28 properties leased to one tenant. The aggregate cost of such properties was approximately $12.8 million. As of September 30, 1995, the Company had acquired 129 additional properties (three of which were subsequently sold) leased to 29 new tenants for an aggregate purchase price of approximately $197.2 million.

    Management believes that the efficiencies currently experienced by employing a third-party advisor will diminish as the Company grows and expects that at the point at which the Company is incurring $2.5 million or more in combined annual general and administrative expenses and advisory fees, it will become more cost effective to be self-administered. Management will consider recommending to the Company's Board of Directors at that time that the Company become self-administered. Management anticipates that any proposed transaction by which the Company would become self-administered would be submitted to the stockholders for their approval.

                                   STRATEGIES

GENERAL

    The  Company's  investment  strategy  is  to  acquire,  own  and  manage   a
diversified portfolio of high-quality, freestanding properties leased to major retail businesses under full-credit, long-term, triple-net leases.

    The Company has attracted as tenants both major national and regional retail businesses and "category killer" retailers, which offer an extensive variety of merchandise in a defined product category at competitive prices through a "superstore" format. This format offers consumers the convenience of in-depth product selection in a single location.

GROWTH STRATEGIES

    ACQUISITION OPPORTUNITIES. The Company intends to continue to acquire freestanding retail properties, leased primarily to "category killer" retailers or other major national or regional businesses, at rental rates which generate returns higher than the Company's blended cost of capital as the predominant method of growth of the Company. Since October 1, 1995, the Company has purchased three properties, all of which were acquired at the end of December 1995. During January 1996, the Company intends to purchase six properties and newly constructed buildings on seven land parcels it currently owns. The acquisition of these properties plus the properties acquired in December 1995 are hereinafter referred to as the "Acquisition Properties." The total purchase price of the Acquisition Properties is expected to be approximately $50.0 million (on an Inclusive Cost basis) and the projected annualized initial cash on cost return (on an Inclusive Cost basis) is estimated to be approximately
10.5 percent. The Acquisition Properties are located in nine states and will be leased to Barnes & Noble (six properties representing 190,000 square feet of
GLA), Food 4 Less (one property representing 54,400 square feet), Academy (one property representing 52,500 square feet), Waccamaw (one property representing 55,560 square feet), OfficeMax (one property representing 38,667 square feet), Borders Books & Music (one property representing 30,000 square feet), Eckerd (three properties representing 28,512 square feet) and Computer City (two properties representing 23,936 square feet). The Company's Board of Directors has tentatively approved either contracts or letters of intent to acquire 11 additional properties (the "Additional Properties") by the end of the second quarter of 1996 for a total purchase price of approximately $35.2 million (on an Inclusive Cost basis). The closing of the transactions contemplated by these purchase contracts and letters of intent is, in each case, subject to the Company's due diligence review of various matters related to the subject property, including environmental reviews, and the satisfaction of customary closing conditions by the seller of the property. The Company anticipates that the purchase of the Acquisition Properties and the Additional Properties will be funded by a combination of net proceeds from the Offering, the Credit Facility and the Permanent Debt Financing (defined below).

    The Company invests in properties which typically are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management perceives the benefits of this format to tenants to include high visibility to passing traffic, ease of access, tenant control over the site's operating hours and maintenance standards and distinctive building design which promotes greater customer identification. Management believes that certain tenants prefer this format because it provides tenants with flexibility in responding to changing retail trends and permits faster development of new stores due to short development cycles generally associated with such properties (approximately six to 12 months), thereby enabling tenants to satisfy their targeted growth in new stores more quickly.

    Management believes that the broad market appeal of and growing demand for freestanding retail properties facilitates diversification of its portfolio. This type of property has the potential to be easily adapted to a variety of tenants and has relatively low re-leasing costs. For these reasons, freestanding single-tenant retail properties provide the Company with flexibility in use and in tenant selection when the properties are re-let upon lease expiration. Accordingly, management believes that properties of this type, when leased to high-quality tenants with significant market presence, provide attractive opportunities for stable current return and the potential for capital appreciation.

    RENTAL RATE INCREASES. The Company will continue its practice of seeking to enter into leases which provide for periodic contractual increases in base rent and/or percentage rent based upon a percentage of a tenant's gross sales over a predetermined level. The contractual increases in base rent and the percentage rent formulas are not linked to consumer price index (CPI) based adjustments. As of September 30, 1995, leases in the Company Portfolio representing approximately 68 percent of Base Rent include contractual increases in base rent; leases representing approximately 45 percent of Base Rent include percentage rent provisions; and leases representing approximately 23 percent of Base Rent include both contractual increases in base rent and percentage rent provisions. See "Properties -- Description of Leases." For the nine months ended September 30, 1995, percentage rent was $579,055 (approximately four percent of total revenues). Management believes that percentage rent clauses offer the Company an opportunity to participate, over time, in the increase in revenues from the tenant's sales growth and provide a partial hedge against inflation.

OPERATING STRATEGIES

    FULL-CREDIT, LONG-TERM NET LEASES. To avoid initial lease-up risks, the Company purchases only properties which are fully leased under a long-term, full-credit lease. Since its inception in 1984, the Company has had no unleased properties. Management believes that the Company's emphasis on full-credit, long-term, triple-net leases will produce a predictable long-term income stream. The properties currently in the Company Portfolio generally were leased for 15 to 20 year periods, with renewal options for an additional 10 to 20 years. Leases accounting for approximately 90 percent of Base Rent as of September 30, 1995 have terms extending until at least December 31, 2005. The Company's willingness to make long-term investments in retail properties offers the tenants financial flexibility and allows the tenants to allocate capital to their core businesses. During the lease term and any renewal periods, tenants generally pay base rent, including periodic increases in the amount of base rent, and, in many cases, also pay percentage rent based on the tenants' gross sales. The triple-net nature of the Company's leases also enhances the predictability of its income stream by placing the principal portion of the financial and operational responsibility of property ownership, maintenance and use on the tenants. The Company's leases typically do not limit the Company's recourse against tenants and any guarantors in the event of a default, and for this reason are considered "full-credit" leases.

    DEVELOPING AND MAINTAINING RELATIONSHIPS WITH QUALITY TENANTS. Management seeks to develop and maintain long-term working relationships with established retail companies by providing sale/leaseback financing on multiple properties to target retailers on a national basis, thereby adding additional efficiency and value to retailers and the Company. Management targets tenants whose competitive position and financial strength should enable them to meet their obligations throughout the leases' terms and obtain the best possible underlying credit quality by requiring the corporate parent of a tenant to lease the property or guarantee the tenant's obligations under the lease. Management believes that the Company's success in attracting high-quality tenants is based on a number of factors, including its relationships with financial institutions and unaffiliated brokers, as well as the reputation of the Advisor, other CNL Affiliates and Messrs. Seneff and Bourne in the commercial net leased property industry. In addition, in management's view, the Company's relationships with its tenants are fostered by the broad range of services it offers to tenants. These services, which include providing market surveys, site selection analyses and facility management consulting, are designed to aid a tenant in the selection and operation of a specific site. Management further believes that its ability to commit to a tenant's future sale/leaseback financing requirements enhances the relationships between the Company and its tenants. See "-- Financing Strategies." These activities have furthered the Company's strategy of providing nationwide sale/leasback financing to established retailers. In addition, pursuing this strategy has allowed the Company to enter into new geographic markets by leasing properties to Academy (two properties) and Barnes & Noble (one property) in the Houston, Texas metropolitan area and providing first-time sale/leaseback financing in Arizona for Levitz and in Oklahoma for Barnes & Noble. The Company believes that its existing relationships with nationally based tenants will enhance its ability to further expand into new markets.

    The Company conducts an extensive analysis of prospective tenants, which includes evaluating each prospective tenant on the basis of its competitive market position and financial strength. To evaluate the tenant's competitive position, the Company assesses trends in per store sales, overall changes in consumer preferences and the tenant's ability to adapt to changes in market and competitive conditions. To evaluate the tenant's financial strength, the Company analyzes the tenant's historical financial performance and current financial condition.

    SITE SELECTION AND PROPERTY ACQUISITION ANALYSIS. Before acquiring properties, the Company engages in extensive review and analysis of potential sites. The Company typically conducts an analysis of each site to determine both its long-term viability for the tenant and its value in the market. Attributes evaluated with respect to each site include the demographics of the market area as they relate to consumer demand, traffic patterns, traffic counts, surrounding land uses, traffic generators such as regional malls, accessibility, visibility, competition and parking. As part of this due diligence process, an experienced site acquisition specialist personally inspects the market area, verifies market area data and performs an in-depth site and building conditions inspection. The Company also obtains a Phase I environmental site assessment report from an environmental consulting firm for each site and a facilities inspection report from an engineering firm for any site with a building exceeding approximately 7,500 square feet of GLA.

    Management believes that the Company also benefits from extensive, sophisticated site selection procedures used by tenants. Major retail companies that lease freestanding properties typically have proven expertise in selecting development sites designed to maximize sales throughout the life of the property. Because the financial success of such tenants depends heavily upon the locations of their properties, such tenants generally expend significant resources on site analysis to select the most desirable sites.

    Properties acquired by the Company generally are newly constructed as of the time of acquisition. The Company generally acquires its properties from the developer, which may be a CNL Affiliate, or from the corporate entity that occupies the property. Management analyzes the components of each property's acquisition with the objective of obtaining the most favorable purchase price, consistent with the Company's investment objectives. If the Company acquires a recently developed property from a tenant, the purchase price typically equals the development cost of the property, which management independently verifies. In some instances, the Company may purchase undeveloped land concurrent with the tenant securing governmental approvals for construction and development of a store, and lease the land back to the tenant during the construction period under a contractual arrangement that requires the tenant to develop the property and to sell the completed improvements to the Company at a future date at a cost not exceeding a predetermined budgeted amount. In all cases, the Company negotiates a rental rate with the tenant that is designed to produce an attractive yield. See "Properties -- The Acquisition Process."

    DIVERSIFICATION. The Company continues to diversify its portfolio to include a full spectrum of retail businesses as tenants. Due to the wide array of creditworthy retail businesses, the Company has been able to diversify its investments among distinct retail segments, as well as by tenant and by geographic location. In pursuing its diversification strategy, the Company targets retailers which management views as leaders in their respective market segments and which have the financial strength to compete effectively. The concentration of restaurants and drug, automotive and book stores in the Company Portfolio reflects the fact that in recent years such retail lines of trade have aggressively sought to use single-tenant, freestanding properties. The Company believes that other retail lines of business, such as home building suppliers and computer and electronic retailers, will move toward greater use of single-tenant, freestanding properties. As they do, the Company expects that it will continue to meet the widening demands of its market and that its portfolio of properties will reflect the greater use of freestanding properties by these additional lines of business.

    ACTIVE MANAGEMENT OF ASSETS. The Company, through the Advisor, actively manages its property portfolio to maximize its value. The Advisor regularly monitors the tenants' compliance with the Company's leases, particularly the lease requirements relating to maintenance of the property and the obligation to pay property taxes and insurance, and annually evaluates property inspection reports. As part of its evaluation, the Advisor periodically conducts site inspections. In addition, the Advisor regularly assesses each tenant's financial condition and also analyzes gross sales attributable to each property subject to a lease containing a percentage rent provision to determine whether there are any trends or significant changes that merit additional investigation.

FINANCING STRATEGIES

    SOURCES OF CAPITAL FOR ACQUISITIONS. In April 1995, the Company increased the amount available under the Credit Facility to $100 million. The Credit Facility expires on June 30, 1997, subject to the Company's option to extend the term for an additional 12 months. Among other things, the Credit Facility enables the Company to commit to purchase several properties as a group and to lease each of these properties to a single tenant under an agreed form of lease. Such commitments for multiple properties provide tenants with a more efficient real estate capital source for development of future stores. In addition to the Credit Facility and the Permanent Debt Financing (described below), the Company intends to finance future acquisitions and repay indebtedness by utilizing the source of capital that management considers most advantageous at the time. Such sources may include proceeds from the public or private offering of debt or equity securities, secured or unsecured borrowings from banks or other lenders, the sale of properties and undistributed funds from operations.

    PERMANENT DEBT FINANCING. The Company has entered into a $52.6 million mortgage loan commitment (the "Commitment") dated October 30, 1995 with Principal Mutual Life Insurance Company ("Principal"), the proceeds of which will be used to pay down the Credit Facility. The permanent debt financing (the "Permanent Debt Financing") to be made pursuant to the Commitment is secured by 42 Properties designated in the Commitment. The Permanent Debt Financing consists of two loans that will bear interest at a fixed weighted average rate of approximately 7.26 percent. The first loan of $13.2 million, which closed on December 14, 1995, will be repaid in monthly payments of interest only with the balance due on the fourth anniversary. The second loan of $39.4 million, which is expected to close in January 1996, will be repaid in monthly payments of principal and interest based on a 17-year amortization schedule with the balance due on the tenth anniversary of the loan. Either loan may be prepaid in whole or in part provided that the Company pays the greater of (i) one percent of the principal amount being repaid or (ii) the excess of what principal and interest would have been paid to Principal over the term of such loan had such prepayment not occurred discounted based on a U.S. treasury based calculation over of the principal amount being prepaid. The Permanent Debt Financing will not reduce the amount available under the Credit Facility.

    RATIO OF DEBT TO TOTAL ASSETS. The Company will seek to enhance stockholder return through the moderate use of leverage. Management believes that the Company Portfolio and the predictability and stability of the underlying cash flow will permit the Company to obtain attractive long-term debt financing. The Company intends to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50 percent. Based on the Company's balance sheet as of September 30, 1995, the Company's debt as a percentage of assets was approximately 35 percent.

                                USE OF PROCEEDS

    The net proceeds from the Offering are estimated to be approximately $36.6 million at an assumed Offering price of $13.125 per share (approximately $42.2 million if the Underwriters' overallotment option is exercised in full), after deducting estimated Offering expenses and underwriting discounts. The Company intends to use the net Offering proceeds and the proceeds from the Permanent Debt Financing to purchase the Acquisition Properties and to repay $39.3 million outstanding under the Credit Facility, which will result in the Company having approximately $66.4 million available for future borrowings under the Credit Facility. Borrowings outstanding under the Credit Facility, which expires on June 30, 1997, currently bear interest at a rate of 1.7 percent over 30-day LIBOR, which at September 30, 1995 equaled 5.875 percent.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock has been traded on the New York Stock Exchange under the symbol "NNN" since January 7, 1994. From July 31, 1992 to January 7, 1994, the Common Stock was traded on the American Stock Exchange. Prior to July 31, 1992, the Common Stock was traded in the over-the-counter market and reported on the NASDAQ National Market System. For each calendar quarter indicated, the following table reflects the respective high and low sales prices for the Common Stock in the relevant market and the dividends per share paid in each such period.

                                                                                        PRICE
                                                                                 --------------------
                                                                                   HIGH        LOW      DIVIDENDS
                                                                                 ---------  ---------  -----------
YEAR ENDED DECEMBER 31, 1992
  First Quarter................................................................  $  10.000  $   9.000   $    0.27
  Second Quarter...............................................................     10.250      9.250        0.27
  Third Quarter................................................................     12.125      9.250        0.27
  Fourth Quarter...............................................................     12.500     11.375        0.27
YEAR ENDED DECEMBER 31, 1993...................................................
  First Quarter................................................................  $  14.000  $  11.750   $    0.27
  Second Quarter...............................................................     15.000     13.125        0.27
  Third Quarter................................................................     14.375     13.125        0.28
  Fourth Quarter...............................................................     14.625     13.000        0.28
YEAR ENDED DECEMBER 31, 1994
  First Quarter................................................................  $  14.375  $  13.250   $    0.28
  Second Quarter...............................................................     14.500     13.250        0.28
  Third Quarter................................................................     14.000     12.875        0.29
  Fourth Quarter...............................................................     12.625     11.875        0.29
YEAR ENDED DECEMBER 31, 1995
  First Quarter................................................................  $  12.500  $  11.750   $    0.29
  Second Quarter...............................................................     13.750     11.875        0.29
  Third Quarter................................................................     13.625     12.125        0.29
  Fourth Quarter...............................................................     13.375     12.500        0.29
YEAR ENDED DECEMBER 31, 1996
  First Quarter (through January 3, 1996)......................................  $  13.125  $  12.750          (1)

------------------------------
(1) On January 2, 1996, the Board of Directors declared a dividend of $0.29 per share payable February 15, 1996 to shareholders of record on January 15, 1996. Shareholders of Common Stock purchased in the Offering will not be eligible to receive this dividend.

    The last reported sale price of the Common Stock on the New York Stock Exchange on January 3, 1996 was $13.125. As of December 31, 1995, there were approximately 1,429 stockholders of record of the Common Stock.

    The Company has paid 44 consecutive quarterly dividends since its formation in 1984. The current indicated annualized dividend is $1.16 per share.

                              DISTRIBUTION POLICY

    In order to qualify as a REIT for federal income tax purposes, among other things, the Company must pay out as dividends at least 95 percent of its "real estate investment trust taxable income." See "Federal Income Tax Considerations" in the accompanying Prospectus. The declaration of dividends is within the discretion of the Board of Directors and depends upon the Company's distributable funds, current and projected cash requirements, tax considerations and other factors. Currently, it is the Company's policy to maintain and, if possible, increase its current dividend to the extent that funds are available from operations after retaining sufficient cash for reserves and working capital purposes.

    A portion of the Company's dividends may be deemed to be ordinary income, capital gain income or a return of capital to its stockholders. The Company annually provides its stockholders with a statement as to its designation of the taxability of its dividends. See "Federal Income Tax Considerations" in the accompanying Prospectus. For 1994, 1993 and 1992, cash dividends paid per share have been taxable as set forth below.

                                                                       1994       1993       1992
                                                                     ---------  ---------  ---------
Ordinary income....................................................  $    0.95  $    0.97  $    0.97
Capital gains......................................................     --           0.13     --
Return of capital..................................................       0.19     --           0.11
                                                                     ---------  ---------  ---------
    Total dividends................................................  $    1.14  $    1.10  $    1.08
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1995, and as adjusted to give effect to (i) the Offering at an assumed Offering price of $13.125 per share after deducting underwriting discounts and commissions and estimated Offering expenses and (ii) the Permanent Debt Financing. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, which are incorporated by reference in the accompanying Prospectus.

                                                                                 SEPTEMBER 30, 1995
                                                                             ---------------------------
                                                                               ACTUAL      AS ADJUSTED
                                                                             -----------  --------------
                                                                                   (IN THOUSANDS)
Notes Payable..............................................................  $    72,900  $    86,191(1)
Stockholders' Equity
  Common Stock, $0.01 par value, authorized 30,000,000 shares; issued and outstanding 11,663,672 shares; issued and outstanding as adjusted
   14,663,672 shares.......................................................          117          147
  Excess Stock, $0.01 par value, authorized 30,000,000 shares, none issued
   and outstanding.........................................................      --             --
Capital in excess of par value.............................................      138,629      175,209
Accumulated dividends in excess of net earnings............................       (6,193)      (6,193)
                                                                             -----------  --------------
  Total Stockholders' Equity...............................................      132,553      169,163
                                                                             -----------  --------------
    Total Capitalization...................................................  $   205,453  $   255,354
                                                                             -----------  --------------
                                                                             -----------  --------------

------------------------------
(1) Represents $33,591 outstanding under the Credit Facility and $52,600 outstanding under the Permanent Debt Financing.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain financial information for the Company on a historical and pro forma basis, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements incorporated by reference to the Prospectus accompanying this Prospectus Supplement. The pro forma information of the Company gives effect to (i) $46.7 million in net proceeds from the sale of 4,000,000 shares of Common Stock in the prior offering (the "Prior Offering Transaction"), and (ii) the completion and sale of 3,000,000 shares of Common Stock offered hereby at an Offering Price of $13.125 per share and the application of the net proceeds therefrom, the receipt of $52.6 million of proceeds from the Permanent Debt Financing, the purchase of the Acquisition Properties for approximately $50.0 million and the repayment of approximately $39.3 million previously drawn under the Credit Facility (collectively, the "Offering Transactions").

    The pro forma statements of earnings for the year ended December 31, 1994 and the nine months ended September 30, 1995 give effect to the Prior Offering Transaction and the Offering Transactions as if such transactions had occurred on January 1, 1994. Such pro forma statements of earnings also treat all properties acquired during the year ended December 31, 1994 and the nine months ended September 30, 1995 and the Acquisition Properties as if they had been acquired and fully leased as of January 1, 1994. The Pro Forma Balance Sheet as of September 30, 1995 gives effect to the Offering Transactions as if such transactions had occurred on September 30, 1995.

    The pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been if the transactions reflected had in fact occurred on the date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or any future period.

                SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     NINE MONTHS ENDED SEPTEMBER
                                                 30,                    YEAR ENDED DECEMBER 31,
                                     ---------------------------  -----------------------------------
                                     PRO FORMA                    PRO FORMA
                                       1995       1995     1994     1994       1994     1993    1992
                                     ---------   -------  ------  ---------   -------  ------  ------
OPERATING DATA:
Revenues:
  Rental income (1)................   $21,698    $14,597  $8,279  $ 28,988    $12,068  $4,906  $2,528
  Interest and other income (2)....       142         98     151       184        221     163      76
                                     ---------   -------  ------  ---------   -------  ------  ------
    Total revenues.................    21,840     14,695   8,430    29,172     12,289   5,069   2,604
                                     ---------   -------  ------  ---------   -------  ------  ------

EXPENSES:
  General and administrative (3)...       596        551     472       758        605     478     255
  Management and advisory fees
   (4).............................       988        740     490     1,343        728     307      89
  Interest (5).....................     4,837      2,335     412     5,919        498     381     302
  State taxes (6)..................       284        188     167       482        213     110      38
  Depreciation and amortization
   (7).............................     2,500      1,463     941     3,351      1,330     645     369
                                     ---------   -------  ------  ---------   -------  ------  ------
    Total expenses.................     9,205      5,277   2,482    11,853      3,374   1,921   1,053
                                     ---------   -------  ------  ---------   -------  ------  ------
Net earnings before gain on sale of
 land and buildings................    12,635      9,418   5,948    17,319      8,915   3,148   1,551
Gain on sale of land and
 buildings.........................         0          0       0         0          0     374      11
                                     ---------   -------  ------  ---------   -------  ------  ------
Net earnings.......................   $12,635    $ 9,418  $5,948  $ 17,319    $ 8,915  $3,522  $1,562
                                     ---------   -------  ------  ---------   -------  ------  ------
                                     ---------   -------  ------  ---------   -------  ------  ------
Net earnings per share before gain
 on sale of land and buildings.....   $  0.86    $  0.81  $ 0.78  $   1.18    $  1.04  $ 0.85  $ 0.94
Weighted average common shares
 outstanding.......................    14,664     11,664   7,664    14,664      8,606   3,712   1,635
Dividends paid per common share....     --       $  0.87  $ 0.85     --       $  1.14  $ 1.10  $ 1.08

OTHER DATA:
  Total properties at end of
   period..........................       163        154     106       163        128      84      41
  Funds from operations (8)........   $14,812    $10,659  $6,700  $ 20,222    $ 9,992  $3,884  $1,879
  Cash available for distribution
   (9).............................     --       $10,557  $6,646     --       $ 9,848  $3,817  $1,879
  Funds from operation per share...   $  1.01    $  0.91  $ 0.87  $   1.38    $  1.16  $ 1.05  $ 1.15
  Cash available for distribution
   per share.......................     --       $  0.91  $ 0.87     --       $  1.15  $ 1.03  $ 1.15
  Percent of properties leased.....      100%       100%    100%      100%       100%    100%    100%

                                                             SEPTEMBER 30,
                                                   ---------------------------------           DECEMBER 31,
                                                    PRO FORMA                         -------------------------------
                                                      1995        1995       1994       1994       1993       1992
                                                   -----------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA: (10)
Real estate assets, net (11).....................   $ 255,430   $ 204,686  $ 120,099  $ 148,643  $  69,135  $  22,324
Notes payable....................................   $  86,191   $  72,900  $  31,505  $  14,800     --      $   8,500
    Total stockholders' equity...................   $ 169,162   $ 132,553  $  90,579  $ 136,665  $  91,145  $  14,388

------------------------------
(1) Pro forma amounts represent rental income as if the properties acquired during the year ended December 31, 1994 and the nine months ended September 30, 1995 (the "New Properties") and the Acquisition Properties had been acquired and fully leased as of January 1, 1994.

(2) Pro forma interest income decreased for the year ended December 31, 1994 due to a decrease in the amount of cash available for investment in interest bearing accounts as a result of the acquisition of the New Properties and the Acquisition Properties. Pro forma interest income increased for the nine months ended September 30, 1995 due to an increase in average cash balances from the receipt of rental income from the New Properties and the Acquisition Properties.

(3) Pro forma general and administrative expenses increased due to incremental expenses associated with having additional shares of Common Stock outstanding and due to increased unused commitment fees under the Credit Facility.

(4) Pro forma management and advisory fees increased as a result of increased funds from operations.

(5) Pro forma interest expense increased primarily as a result of the pro forma increase in indebtedness in connection with the Offering Transactions. Pro forma interest expense for the nine months ended September 30, 1995 and the year ended

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

     December 31, 1994 was based on the average 30-day LIBOR rates in effect for those periods of 6.01 percent and 4.47 percent, respectively, plus 1.70 percent relating to the Credit Facility and weighted average interest rate of approximately 7.26 percent relating to the Permanent Debt Financing.

(6) State taxes consist of income and franchise taxes. Pro forma state taxes increased based on additional rental income.

(7) Pro forma depreciation and amortization increased primarily as a result of an increase in depreciation on the New Properties and the Acquisition Properties as well as an increase in amortization in connection with the Permanent Debt Financing.

(8) Funds from operations has been calculated in accordance with the definition of "funds from operations" recently clarified by NAREIT defined as net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructurings and sales of property, plus depreciation and after adjustments for unconsolidated partnerships and joint ventures. Under the method previously used by the Company which included adjustments to net income for amortization of deferred financing costs and non-cash lease accounting adjustments, funds from operations would have been $14,273, $10,351 and $6,517 for the pro forma nine months ended September 30, 1995 and the historical nine months ended September 30, 1995 and 1994, respectively, and would have been $19,521, $9,731, $3,779 and $1,879 for the pro forma year ended December 31, 1994 and the historical years ended December 31, 1994, 1993 and 1992, respectively. Non-cash lease accounting adjustments for the pro forma nine months ended September 30, 1995 and for the historical nine months ended September 1995 and 1994 were $862, $530 and $373, respectively. Non-cash lease accounting adjustments for the pro forma year ended December 31, 1994 and the historical years ended December 31, 1994, 1993 and 1992 were $1,149, $515, $125 and $9, respectively. Funds from operations should not be considered as a substitute for net income as an indication of the Company's performance or as a substitute for cash flow as a measure of its liquidity.

(9) The Company's estimated recurring, annual capital expenditures required to maintain any Property subject to a lease that does not require the tenant to make such expenditures are deducted from funds from operations in computing cash available for distribution.

(10) Pro forma balance sheet data assumes that the Offering Transactions had occurred on September 30, 1995.

(11) Net of accumulated depreciation of approximately $5,000 and $3,400 as of September 30, 1995 and 1994, respectively, and $3,800, $2,700 and $2,100 at December 31, 1994, 1993 and 1992, respectively.

                                   PROPERTIES

THE PROPERTIES

    As of September 30, 1995, the Company owned 154 freestanding, net leased properties located in 26 states. All of the Properties owned by the Company are owned in fee simple and are 100 percent leased. The average age of the buildings in the Company Portfolio is approximately 3 years. The aggregate GLA of the Company Portfolio is approximately 1.7 million square feet and buildings in the Company Portfolio generally range in size from approximately 7,000 square feet to approximately 50,000 square feet (800 to 5,000 square feet for restaurants).

    The following charts set forth certain information regarding each of the Properties.

                              EXISTING PROPERTIES

                                                                                                                      LEASE
                                                                                          GLA           DATE       EXPIRATION
RETAILER                   LOCATION (STREET ADDRESS)          CITY           STATE     (SQ. FT.)      ACQUIRED         (1)
-----------------------  -----------------------------  -----------------  ---------  ------------  ------------  -------------
Academy................  14300 Westheimer Road          Houston               TX          52,500         05/95        05/2015
                         13150 Breton Ridge             Houston               TX          53,381         06/95        06/2015
                         Cloyce Dr #1H-820              N. Richland Hills     TX          28,000(2)      08/95        08/2015
Barnes & Noble.........  960-B S. Colorado Blvd.        Denver                CO          35,000         09/94        02/2013
                         7626 Westheimer Road           Houston               TX          39,000         10/94        02/2013
                         1900 International Speedway    Daytona Beach         FL          28,000(2)      09/95        09/2010
                         Sears Drive & Johnston Street  Lafayette             LA          30,000(2)      06/95        06/2010
                         Memorial Rd. & May Ave.        Oklahoma City         OK          30,000(2)      06/95        06/2010
                         760 SE Maynard Rd.             Cary                  NC          40,000(2)      05/95        05/2013
                         #2592 Broward Mall             Plantation            FL          35,000(2)      05/95        05/2013
                         122 Brandon Town Cntr          Brandon               FL          21,700         08/94(3)     02/2010
                         4136 N. Road 98                Lakeland              FL          18,150         07/94(3)     02/2010
Best Buy...............  5625 So. Padre Island Drive    Corpus Christi        TX          26,700         11/93        01/2009
Blockbuster Music
 Plus..................  9147 Skillman Street           Dallas                TX          16,500         04/94        03/2006
Borders Books & Music..  9750 West Broad Street         Richmond              VA          25,000         06/95        05/2015
                         101 Geoffrey Drive             Wilmington            DE          38,200         12/94        11/2014
Burger King............  758 West Dixie Drive           Asheboro              NC           3,136         07/92        09/2005
                         2808 South Hamilton Road       Columbus              OH           3,163         06/93        06/2006
                         13005 Round Lake Blvd.         Coon Rapids           MN           3,432         06/93        06/2006
                         4977 East Main Street          Galliano              LA           2,915         07/92        09/2005
                         3579 Savannah Hwy              John's Island         SC           2,853         07/92        09/2005
                         100 West McNeese St.           Lake Charles          LA           2,650         07/92        09/2005
                         1409 East Main St.             Lancaster             OH           2,625         07/92        09/2005
                         688 S. Willow St.              Manchester            NH           4,820         05/93        09/2006
                         1183 Tracetown Shopping Ctr.   Natchez               MS           2,846         07/92        09/2005
                         946 Creswell Lane              Opelousas             LA           2,743         06/93        06/2006
                         250 North Main St.             Rochester             NH           4,696         05/93        09/2006
                         841 East Maryland St.          St. Paul              MN           2,535         06/93        06/2006
                         1810 Tappahannock Blvd.        Tappahannock          VA           2,710         07/92        09/2005
                         23027 Van Dyke Ave.            Warren                MI           3,330         07/92        09/2005
Checkers...............  2495 S. Orange Ave.            Orlando               FL             796         07/92        05/2011
CompUSA................  25262 El Paseo Road            Mission Viejo         CA          25,000         02/94(3)     01/2015
Computer City..........  7440 SW 88th St.               Miami                 FL          25,000         04/94        04/2009
Denny's................  2943 S. Arlington Rd.          Akron                 OH           4,775         05/93        05/2013
                         1515 East Main St.             Duncan                SC           4,922         05/93        05/2013
                         3900 S. Holden Rd.             Greensboro            NC           4,794         05/93        05/2013
                         2521 Wade Hampton Blvd.        Greenville            SC           6,896         05/93        09/2012
                         6905 State Highway 6           Houston               TX           4,220         05/93        05/2013
                         1840 S.C. Highway 14 East      Landrum               SC           3,267         05/93        09/2012
                         3998 Highway 150 West          Mooresville           NC           4,374         05/93        09/2012
                         1231 Frontage Road             Santee                SC           2,832         05/93        05/2013
                         1500 SW Wanarnaker Road        Topeka                KS           3,576         06/93        03/2013
                         1005 Spring Villas Point       Winter Springs        FL           4,698         01/94        07/2013
Eckerd.................  1800 Brown Blvd.               Arlington             TX           8,640         02/94        01/2014
                         4610 Frankford Rd.             Dallas                TX           8,640         01/94        01/2014
                         3141 Broadway Blvd.            Garland               TX           8,640         02/94        01/2014
                         47 High Street                 Millville             NJ           8,640         03/94        02/2014
                         2806 Nogalitos Ave.            San Antonio           TX           8,739         12/93        11/2013

                                                                                                                      LEASE
                                                                                          GLA           DATE       EXPIRATION
RETAILER                   LOCATION (STREET ADDRESS)          CITY           STATE     (SQ. FT.)      ACQUIRED         (1)
-----------------------  -----------------------------  -----------------  ---------  ------------  ------------  -------------
Eckerd (cont.).........  4367 Hicks Road                Atlanta               GA           8,996         03/94        01/2014
                         210 Bridgeton Pike             Mantua                NJ           8,750         06/94        08/2013
                         215 N. Texas Blvd.             Alice                 TX           8,640         06/95        06/2015
                         317 Amarillo Blvd. East        Amarillo              TX           9,504         12/94        11/2014
                         2102 W. Washington Street      Amarillo              TX           9,504         12/94        12/2014
                         815 S. Georgia Street          Amarillo              TX           9,504         12/94        12/2014
                         4814 Colleyville Blvd.         Colleyville           TX           9,504         06/95        06/2015
                         695 N. Delsea Drive            Glassboro             NJ           8,870         12/94        12/2014
                         1999 Osceola Pkwy              Kissimmee             FL           9,504         04/95        04/2015
                         970 N. Main Street             Vineland              NJ           8,640         11/94        10/2014
Food 4 Less............  Broadway & West Street         Lemon Grove           CA          54,400(2)      07/95        07/2015
Food Lion..............  3710 Brainerd Rd.              Chattanooga           TN          29,000         10/93        09/2013
                         Route 2, Box 2500              Keystone Heights      FL          30,690         05/93        05/2013
                         2303 Bedford Ave.              Lynchburg             VA          32,195         01/94        10/2013
                         1140 Winchester Avenue         Martinsburg           WV          29,000         08/94        08/2014
Golden Corral..........  1910 Veteran Memorial Drive    Abbeville             LA           5,504         04/85        04/2002
                         302 Loop 59 North              Atlanta               TX           5,504         01/85        01/2002
                         703 East Sam Rayburn Hwy       Bonham                TX           5,504         12/84        12/2001
                         Highway 287 North              Bowie                 TX           5,504         05/85        05/2002
                         825 Hurst Street               Center                TX           5,504         12/84        12/2001
                         317 7th Street                 Clanton               AL           5,504         05/85        05/2002
                         1415 W. Main Street            Durant                OK           5,519         08/89        05/2002
                         Highway 32 North               Edenton               NC           5,504         11/84        11/2001
                         905 E. Ennis Avenue            Ennis                 TX           5,504         07/85        07/2002
                         1404 S. McKenzie St.           Foley                 AL           5,504         10/94        10/2001
                         1902 Hwy 182 West              Franklin              LA           5,504         07/85        07/2002
                         1300 Armory Drive              Franklin              VA           5,504         02/87        06/2002
                         518 East Main                  Fredericksburg        TX           5,504         04/85        04/2002
                         519 N. Wood Street             Gilmer                TX           5,504         12/84        12/2001
                         1820 Sarah DeWitt              Gonzales              TX           5,504         04/85        04/2002
                         2402 Beaumont Street           Jacksonville          TX           5,504         05/85        05/2002
                         322 U.S. Highway 27 South      Lake Placid           FL           5,504         05/85        05/2002
                         Highway 259 South              Leitchfield           KY           5,504         12/84        12/2001
                         1205 W. Hwy 1431               Marble Falls          TX           5,504         06/85        06/2002
                         3696 Austell Road              Marietta              GA           5,504         12/84        12/2001
                         121 Homer Road                 Minden                LA           5,519         03/89        03/2002
                         1981 N. Wickham Rd.            Melbourne             FL           5,504         07/85        07/2002
                         1725 West Oaklawn              Pleasanton            TX           5,504         05/85        05/2002
                         165 Barton Avenue              Rockledge             FL           5,504         12/84        12/2001
                         525 S. Highway 96              Silsbee               TX           5,504         12/84        12/2001
                         4201 College Drive             Vernon                TX           5,504         03/85        03/2002
                         1936 Hwy 92 West               Woodstock             GA           5,504         11/84        11/2001
Hardee's...............  2784 Highway 501               Aynor                 SC           3,550         10/93        09/2013
                         519 E. Main Street             Biscoe                NC           3,550         10/93        09/2013
                         2146 Sweeney Hollow Road       Chalkville            AL           3,550         10/93        09/2013
                         1117 Hampshire Pike            Columbia              TN           3,550         10/93        09/2013
                         837 Gulf Shores Parkway        Gulf Shores           AL           3,550         10/93        09/2013
                         761 Goodman Road               Horn Lake             MS           3,550         10/93        09/2013
                         1610 Curtiss Drive             Iuka                  MS           3,550         10/93        09/2013
                         2102 W. Market Street          Johnson City          TN           3,550         10/93        09/2013
                         6321 Cottage Hill Rd.          Mobile                AL           3,550         10/93        09/2013
                         106 W. Central Ave.            Petal                 MS           3,550         10/93        09/2013
                         1019 McConnell's Hwy           Rock Hill             SC           3,550         10/93        09/2013
                         1964 11 E. Bypass              Tusculum              TN           3,550         10/93        09/2013
                         280 Warrior Jasper Rd.         Warrior               AL           3,550         10/93        09/2013
                         229 Highway 45 South           West Point            MS           3,550         10/93        09/2013
Hi-Lo Automotive.......  5300 South Cooper              Arlington             TX           7,360         11/94        11/2009
                         11440 Airline Highway          Baton Rouge           LA           7,252         12/94        12/2009
                         4098 Florida Blvd.             Baton Rouge           LA           7,161         10/94        10/2009
                         1537 Hwy 190 East              Copperas Cove         TX           7,234         10/94        10/2009
                         5211 Lemmon Ave.               Dallas                TX           7,360         12/94        12/2009
                         821 Closner                    Edinberg              TX           7,171         10/94        10/2009
                         200 NW 28th Street             Ft. Worth             TX           7,344         11/94        11/2009
                         274 University Drive           Ft. Worth             TX           7,344         11/94        11/2009

                                                                                                                      LEASE
                                                                                          GLA           DATE       EXPIRATION
RETAILER                   LOCATION (STREET ADDRESS)          CITY           STATE     (SQ. FT.)      ACQUIRED         (1)
-----------------------  -----------------------------  -----------------  ---------  ------------  ------------  -------------
Hi-Lo Automotive
 (cont.)...............  601 West Berry Ave.            Ft. Worth             TX          13,500         10/94        10/2009
                         1313 W. Buckingham             Garland               TX           7,344         11/94        11/2009
                         6550 W. Bellfort Avenue        Houston               TX          16,589         11/94        11/2009
                         620 Hwy 332 West               Lake Jackson          TX           7,153         10/94        10/2009
                         2424 Galloway                  Mesquite              TX           7,360         10/94        10/2009
                         2231 West Pioneer Pkwy.        Pantego               TX           7,344         10/94        10/2009
                         508 North Cage Ave.            Pharr                 TX           6,639         11/94        11/2009
                         6345 Lake Worth Blvd.          Lake Worth            TX           7,400         09/95        09/2010
                         503 Highway 71                 Bastrop               TX           5,670         09/95        09/2010
                         1934 Garrison                  Eagle Pass            TX           7,483         09/95        09/2010
                         614 N. University Drive        Nacogdoches           TX           7,338         09/95        09/2010
                         1501 Pat Booker                Universal City        TX           7,360         09/95        09/2010
                         2024 Nolana Avenue             McAllen               TX           9,000         09/95        09/2010
                         14 Tidwell Road                Houston               TX          12,000         09/95        09/2010
                         13602 Nacogdoches Road         San Antonio           TX           7,360         09/95        09/2010
                         1720 H K Dodgen Loop S.W.      Temple                TX           8,256         09/95        09/2010
Int'l House of
 Pancakes..............  5920 W. Interstate 20          Arlington             TX           4,522         12/93        12/2018
                         8640 E. Hwy 30                 Ft. Worth             TX           4,535         12/93        12/2018
                         6870 W. Cheyenne Avenue        Las Vegas             NV           4,500         12/93        12/2018
                         9253 E. Independence Blvd.     Matthews              NC           4,686         12/93        12/2018
                         1920 Bell Road                 Phoenix               AZ           4,770         12/93        12/2018
                         12725 Southwest Freeway        Stafford              TX           4,547         10/93        09/2018
                         10893 Sunset Hills Plaza       Sunset Hills          MO           4,503         10/93        09/2018
Levitz.................  7310 South Priest Drive        Tempe                 AZ          44,539         01/95        06/2014
Linens 'n Things.......  200 Trotters Way               Freehold              NJ          28,700         08/94        01/2010
Marshalls..............  200 Trotters Way               Freehold              NJ          33,000         08/94        01/2010
Office Depot...........  2501 E. Randol Mill Road       Arlington             TX          25,000         01/94        08/2008
OfficeMax..............  5625 S. Padre Island Drive     Corpus Christi        TX          29,140         11/93        08/2007
                         15440 Dallas Parkway           Dallas                TX          23,500         12/93        01/2009
                         4504 Eastgate Blvd.            Cincinnati            OH          23,484         07/94        10/2013
                         2255 W. Howard Street          Evanston              IL          23,500         06/95        05/2010
Oshman's...............  15490 Dallas Parkway           Dallas                TX          50,000         03/94        01/2015
Pier I Imports.........  9147 Skillman Street           Dallas                TX           9,000         04/94        03/2001
Pizza Hut..............  2215 West Oak Ridge Road       Orlando               FL           2,500         08/93        01/2000
Rally's................  3033 Cherry Street             Toledo                OH             710         07/92        12/2009
Scotty's...............  2290 S. Semoran Blvd.          Orlando               FL          56,905         06/95        06/2015
                         6103 N. Orange Blossom Trail   Orlando               FL          55,970         06/95        06/2015
Sears Homelife.........  15701 U.S. Hwy 19              Clearwater            FL          46,800         05/93        06/2007
                         2000 Principal Row             Orlando               FL          36,096         05/93        12/2006
The Good Guys!.........  646 W. Hammer Lane             Stockton              CA          15,000         07/94        07/2009
Wendy's................  41 Gravois Road                Fenton                MO           2,848         07/92        05/2005
                         500 S. Highway 17-92           Longwood              FL           3,075         07/92        11/1997
                                                                                      ------------
    Total..............                                                                1,657,525(4)
                                                                                      ------------
                                                                                      ------------

------------------------------
(1) Most leases include two to four extension terms of five years each, exercisable at the tenant's option.

(2) The Company currently owns and leases seven land parcels to Barnes & Noble (five properties), Academy (one property) and Food 4 Less (one property). As of September 30, 1995, these tenants were constructing buildings on each of the parcels. Leases covering these land parcels have been executed and provide for ground rent to be paid during construction and additional rent to be paid after the buildings are completed, acquired by the Company and leased back to the tenent. The Company anticipates that total construction costs for the improvements will be approximately $17 million. Upon completion of construction, which is anticipated to occur in January 1996, these properties will provide for approximately 270,000 square feet of GLA (Barnes & Noble, 163,000 square feet; Academy, 52,500 square feet; and Food 4 Less, 54,400 square feet) and approximately $1.8 million of Base Rent (Barnes & Noble, $1.2 million; Academy, $224,000; and Food 4 Less, $408,000).

(3) Date acquired represents the acquisition date of the land portion of these properties. The building was purchased upon completion of construction, which generally occurs approximately six to 12 months after land is acquired.

(4) Excludes GLA attributed to the buildings under construction discussed in footnote (2) above.

    The following table sets forth certain property, tenant and guarantor information as of September 30, 1995 with respect to each of the retailers that operates from a property in the Company Portfolio.

                               TOTAL                                                     PERCENT OF
                             NUMBER OF      TOTAL GLA     PERCENT OF                        TOTAL
RETAILER                    PROPERTIES      (SQ. FT.)      TOTAL GLA    BASE RENT (1)     BASE RENT         TENANT OR GUARANTOR
------------------------  ---------------  ------------  -------------  --------------  -------------  -----------------------------
Barnes & Noble (2)......             9        113,850(2)      6.87%(2)  $  3,015,728(2)     13.88%(2)  Barnes & Noble, Inc.
Eckerd..................            15        134,715         8.13         1,956,248         9.00      Eckerd Corporation
Hi-Lo Automotive........            24        196,022        11.82         1,788,756         8.23      Hi-Lo Automotive, Inc.
Burger King.............            14         44,454         2.68         1,463,218         6.73      Burger King Corp.
Borders Books & Music...             2         63,200         3.81         1,401,382         6.45      Kmart Corporation
OfficeMax (3)...........             4         99,624         6.01         1,079,775         4.97      Kmart Corporation
                                                                                                       Intelligent Electronics, Inc.
Golden Corral...........            27        148,638         8.97         1,062,581         4.89      Golden Corral Corp.
Hardee's................            14         49,700         3.00         1,015,425         4.67      Flagstar Companies, Inc.
Denny's.................            10         44,354         2.67           914,787         4.21      Flagstar Companies, Inc.
Food Lion...............             4        120,885         7.29           835,200         3.84      Food Lion, Inc.
Int'l House of
 Pancakes...............             7         32,063         1.93           772,423         3.56      IHOP, Inc.
Academy (2).............             3        105,881(2)      6.39(2)        720,003(2)      3.31(2)   Academy Corp.
Scotty's................             2        112,875         6.81           670,911         3.09      Scotty's, Inc.
Sears Homelife..........             2         82,896         5.00           664,916         3.06      Sears, Roebuck & Co.
Marshalls...............             1         33,000         1.99           470,250         2.16      Melville Corporation
Computer City...........             1         25,000         1.51           464,750         2.14      Tandy Corp.
Oshman's................             1         50,000         3.02           448,500         2.06      Oshman's Sporting Goods, Inc.
CompUSA.................             1         25,000         1.51           429,000         1.98      CompUSA, Inc.
Food 4 Less (2).........             1         (2)            (2)            420,390  (2)      1.94    (2) Ralphs Grocery Company
Linens 'n Things........             1         28,700         1.73           401,800         1.85      Melville Corporation
The Good Guys!..........             1         15,000         0.91           381,714         1.76      The Good Guys, Inc.
Levitz..................             1         44,539         2.69           300,638         1.38      Levitz Furniture Company of
                                                                                                       the Midwest, Inc.
Blockbuster Music Plus..             1         16,500         1.00           255,750         1.18      Sound Warehouse, Inc.
Office Depot............             1         25,000         1.51           210,000         0.96      Office Depot, Inc.
Best Buy................             1         26,700         1.61           160,200         0.74      Best Buy Co., Inc.
Wendy's (4).............             2          5,923         0.36           153,150         0.71      Davco Food, Inc.
                                                                                                       Orlando Foods, Inc.
Pier I Imports..........             1          9,000         0.54           135,000         0.62      Pier I Imports, Inc.
Checkers................             1            796         0.05            62,500         0.29      Checkers Drive In
                                                                                                       Restaurants, Inc.
Rally's.................             1            710         0.04            51,250         0.23      Rally's, Inc.
Pizza Hut...............             1          2,500         0.15            23,952         0.11      Semoran Management Corp.
                                   ---     ------------  -------------  --------------  -------------
    Totals..............           154      1,657,525  (5)    100.00    % $ 21,730,197  (5)    100.00    %
                                   ---     ------------  -------------  --------------  -------------
                                   ---     ------------  -------------  --------------  -------------

------------------------------
(1) Base Rent includes rental income from operating leases and earned income from direct financing leases but excludes percentage (contingent) rental income and non-cash lease accounting adjustments.

(2) The Company currently owns and leases seven land parcels to Barnes & Noble (five properties), Academy (one property) and Food 4 Less (one property). As of September 30, 1995, these tenants were constructing buildings on each of the parcels. Leases covering these land parcels have been executed and provide for ground rent to be paid during construction and additional rent to be paid after the buildings are completed, acquired by the Company and leased back to the tenant. The Company anticipates that total construction costs for the improvements will be approximately $17 million. Upon completion of construction, which is anticipated to occur in January 1996, these properties will provide for approximately 270,000 square feet of GLA (Barnes & Noble, 163,000 square feet; Academy, 52,500 square feet; and Food 4 Less, 54,400 square feet) and approximately $1.8 million of Base Rent (Barnes & Noble, $1.2 million; Academy, $224,000; and Food 4 Less, $408,000).

(3) Leases for three properties are guaranteed by Kmart Corporation. A lease for one property is guaranteed by Intelligent Electronics, Inc.

(4) The tenant for one property is Davco Food, Inc. and the tenant for the other property is Orlando Foods, Inc. Each tenant is a franchisee of Wendy's.

(5) Excludes GLA and Base Rent attributed to the buildings under construction discussed in footnote (2) above.

THE ACQUISITION PROCESS

    The Company acquires its properties from either the retail entities that occupy such properties or the developer of the property, which may be a CNL Affiliate.

    ACQUISITIONS FROM RETAIL OCCUPANTS. When purchasing a property from the retail entity which occupies it, the Company is able to meet the tenant's needs by tailoring the terms of the lease and by varying the mix of rental stream payments among base rent, fixed periodic contractual rent increases and rent based on a percentage of the tenant's gross sales. If the property has been developed recently, the purchase price typically equals the original development cost of the property, which management verifies independently. Retail businesses are often motivated to enter into such sale/leaseback arrangements as a form of off-balance sheet financing to provide additional capital for reinvestment in their core businesses.

    The Company occasionally purchases undeveloped land concurrent with the tenant securing governmental approvals for construction and development of a store. In these cases, the Company leases the land back to the tenant during the construction period under a contractual arrangement which requires the tenant to develop the property and to sell the completed improvements to the Company at a future date at a cost not to exceed a predetermined budgeted amount. In these instances, the lease executed at the time the land is purchased by the Company is structured to provide the Company with a specified rate of return based on the Company's total cost in purchasing the property. The development of these properties generally is completed within 12 months of entering into the land lease. Generally, after purchasing the completed improvements, the Company leases the improvements back to the retailer on terms which provide the Company with the same rate of return as the initial ground lease. This lease structure is often preferred by rapidly expanding retailers that desire to free up capital invested in the land as quickly as possible for reinvestment in their core businesses.

    ACQUISITIONS FROM DEVELOPERS. The Company occasionally acquires an existing property, subject to a long-term lease, from the owner or developer of the property. In these instances, the seller is often motivated to receive cash for the value created through the successful development and leasing of the property. While the Company buys such a property based on the intrinsic value of the lease in place, it sometimes is able to renegotiate the terms of the lease with the tenant, thereby increasing the value of the property. The Company is able to renegotiate such leases largely as a result of its extensive retail relationships and knowledge of the net lease business. The Company sometimes purchases properties from developers that are CNL Affiliates. In such instances, the purchase price paid by the Company equals all direct costs of development by the CNL Affiliate, such as land and construction costs and closing costs, as well as a market-rate development fee equal to five to 10 percent of the CNL Affiliate's cost of developing the property. The development fee charged by CNL Affiliates is negotiated with the tenant and management believes such fees are at or below the market rates for comparable development services when contracted from third parties. The property is sold to the Company with the lease in place. The development fee is included in the cost of the property and, therefore, is included in the calculation of Base Rent.

    SITE SELECTION AND PROPERTY ACQUISITION ANALYSIS. Before acquiring properties, the Company engages in an extensive review and analysis of potential sites. The Company typically conducts an analysis of each site to determine both its long-term viability for the tenant and its value in the market. Attributes evaluated with respect to each site include the demographics of the market area as they relate to consumer demand, traffic patterns, traffic counts, surrounding land uses, traffic generators such as regional malls, accessibility, visibility, competition and parking. As part of this due diligence process, an experienced site acquisition specialist personally inspects the market area, verifies market area data and performs an in-depth site and building conditions inspection. The Company also obtains a Phase I environmental site assessment report from an independent environmental consulting firm for each site and a facilities inspection report from an independent engineering firm for any site with a building exceeding approximately 7,500 square feet of GLA.

    Management believes that the Company also benefits from extensive, sophisticated site selection procedures used by tenants. Major retail companies that lease freestanding properties typically have proven expertise in selecting development sites designed to maximize sales throughout the life of the property. Because the financial success of such tenants depends heavily upon the locations of their properties, such tenants generally expend significant resources on site analysis to select the most desirable sites.

DESCRIPTION OF LEASES

    Initial lease terms for the Properties typically are, or are expected to be, 15 to 20 years, with renewal options for an additional 10 to 20 years (in the aggregate). As of September 30, 1995, the average remaining initial lease term with respect to the Properties was approximately 14 years. Leases accounting for approximately 90 percent of annualized Base Rent as of September 30, 1995, have initial lease terms extending until at least December 31, 2005. All of the Properties are 100 percent leased and have been since the Company's formation in 1984.

    The following table shows the number of leases in the Company Portfolio which expire each calendar year through the year 2005, as well as the number of leases which expire after December 31, 2005. The table does not reflect the exercise of any of the renewal options provided to the tenant under the terms by such leases.

                             LEASE EXPIRATION TABLE

                                                                          GLA                      BASE RENT
                                                                ------------------------  ---------------------------
YEAR                                                 NUMBER       SQ. FT.      PERCENT        AMOUNT        PERCENT
-------------------------------------------------  -----------  -----------  -----------  --------------  -----------
1995.............................................           0             0       0.00%   $            0       0.00%
1996.............................................           0             0       0.00                 0       0.00
1997.............................................           1         3,075       0.19            60,750       0.28
1998.............................................           0             0       0.00                 0       0.00
1999.............................................           0             0       0.00                 0       0.00
2000.............................................           1         2,500       0.15            23,952       0.11
2001.............................................          11        64,040       3.86           516,113       2.38
2002.............................................          17        93,598       5.65           681,468       3.14
2003.............................................           0             0       0.00                 0       0.00
2004.............................................           0             0       0.00                 0       0.00
2005.............................................           9        25,913       1.56           984,900       4.53
Thereafter.......................................         115     1,468,399      88.59        19,463,014      89.56
                                                          ---   -----------  -----------  --------------  -----------
    Totals.......................................         154     1,657,525     100.00%   $   21,730,197     100.00%
                                                          ---   -----------  -----------  --------------  -----------
                                                          ---   -----------  -----------  --------------  -----------

    As of September 30, 1995, leases in the Company Portfolio representing approximately 68 percent of Base Rent include periodic contractual increases in base rent; leases representing approximately 45 percent of Base Rent include percentage rent provisions; and leases representing approximately 23 percent of Base Rent include both contractual increases in base rent and percentage rent provisions. The contractual increases in base rent and the percentage rent formulas are not linked to consumer price index (CPI) based adjustments. Leases which provide for increases in annual base rent do so on a periodic basis. The first such increase generally occurs after five years of the lease term. These increases generally range in amount from six to 12 percent after every five years of the lease term, with a weighted average increase of approximately 10 percent after every five years. Since most of the Properties were acquired in 1994 or thereafter, a significant number of such contractual rent increases will not become effective until 1999. In addition, for those properties that provide for the payment of percentage rent, such rent is generally in the range of two to eight percent of the tenant's annual gross sales, less the amount of annual base rent payable in that lease year. For the nine months ended September 30, 1995, percentage rent was $579,055 (approximately four percent of total revenues).

    Substantially all of the Company's leases are triple-net leases that provide that the tenants bear responsibility for substantially all of the costs and expenses associated with the ongoing maintenance and operation of the leased properties, including utilities, property taxes and insurance. The remainder of the Company's leases are on terms which management believes are substantially the same as those of its triple-net leases, except that the Company retains responsibility for certain common area maintenance obligations, some of which are subject to reimbursement by the tenant, and in a limited number of cases, for a portion of the insurance costs, which are subject to reimbursement by the tenant either under a specific term of the lease or as part of the general reimbursement by the tenant for the costs and expenses associated with maintenance and operation of the leased property.

    The Company's leases generally also provide that the tenants are responsible for roof and structural repairs. Structural repairs generally are repairs and improvements required by law, long-term capital items such as roof repair or replacement, and, in limited cases, replacement of heating and air conditioning systems. The Company utilizes warranties and maintenance contracts to reduce its exposure for those items as to which it bears financial responsibility. Management believes that it has minimized the expenses that may be associated with such items by requiring quality property construction (including a bonded roof) and purchasing new or recently constructed properties, since these types of properties may be expected to require fewer repairs than older ones. It is not possible, however, in all instances completely to insulate the Company, which ultimately may bear some of the costs and expenses normally associated with property ownership. Management currently estimates that expenditures and reserves for these items will be approximately $150,000 per year. Based on these estimates, management is of the view that the Company will be able to pay these expenses through retained funds from operations or borrowings.

    Lease provisions relating to casualty loss and condemnation vary among the Company's leases. The leases with respect to the Company's restaurant properties and most of the Company's retail properties generally obligate the tenant to repair and restore the property or to substitute another property for the damaged or condemned property. Under the leases of the remaining properties, the Company generally is required to repair or restore a property in the event of casualty loss or condemnation, although it is entitled to casualty insurance proceeds, including proceeds for loss of rent, or condemnation proceeds in such circumstances. In a number of the Company's leases, the tenant may terminate its lease upon casualty or condemnation. In substantially all of these leases, the tenant's right to terminate the lease is conditioned on one or more of the following factors: (i) the damage or the taking being of a material nature, (ii) the damage or taking occurring within the last few years of the lease term (and the tenant not exercising its option to extend the lease), or (iii) the period of time necessary to repair the premises not exceeding a specified number of months.

    A substantial number of the Company's leases include purchase options in favor of the tenant, generally at not less than fair market value, or a right of first refusal if the Company should seek to sell a property. Under certain circumstances, a tenant generally may assign its lease or sublet the property without the Company's approval, although the tenant typically remains liable under the lease and the guarantor, if any, typically remains liable under its guaranty subsequent to assignment or sublease. Under certain of the leases, the tenant has a right, under specified circumstances, to substitute a comparable property for a property leased from the Company. Leases representing less than five percent of Base Rent contain provisions that allow the tenant to terminate the lease, subject to certain conditions, including that no default has occurred and is continuing and that the property has become uneconomic or unsuitable for its designated use, provided that the tenant offers to purchase the property from the Company. While the purchase price varies depending on when the offer to purchase the property is made, for a number of these properties it could equal the property's then net book value. The Company is not obligated to accept such offer, although the lease is terminated in any event. If the tenant resells the property within 24 months after its purchase, the tenant must pay the Company any additional net sales proceeds realized by the tenant from such sale. Because substantially all of the properties subject to this condition are currently generating percentage rent, and because of the conditions to termination, management believes that it is unlikely that these leases will be terminated, at least as to any significant number of properties.

ENVIRONMENTAL MATTERS

    It is the Company's policy, as part of its acquisition due diligence process, to obtain a Phase I environmental site assessment for each property, which generally involve inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions. Where the Company believes the results of a Phase I environmental site assessment warrant further investigation, the Company has undertaken in the past, and will undertake in the future, a Phase II environmental site assessment, which generally involves testing of soil, groundwater or other media or conditions. In the event that an environmental site assessment indicates that a problem or a potential problem exists, the Company generally would elect not to purchase the property or, if the Company believes that the problem is not material, may purchase the property and require the seller or another responsible party to remediate the problem prior to the Company's purchase of the property or indemnify the Company for environmental liabilities. A number of the Company's leases provide that the Company retains liability for certain specified environmental problems, or for all environmental problems, on a property unless such problem was caused by an act or omission by the tenant. Some of the Company's leases require the tenant to indemnify the Company for environmental liabilities. There can be no assurance, however, that such indemnities from the tenant, the seller or the responsible party, as the case may be, would be available or uncontested if liabilities arise.

    All of the Properties have been subjected to Phase I environmental site assessments, other than the 27 Golden Corral Properties which were acquired under agreements executed before Phase I environmental site assessments became common practice. No Phase I assessment has revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability. In 1994, the Company obtained a review by an environmental consultant of environmental regulatory database reports containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated to determine the status of the Golden Corral Properties. The Company was advised by its consultant that none of the Golden Corral Properties were identified in those databases. There can be no assurance, however, that such data bases contain a complete and total list of all contaminated sites reported by federal and state environmental agencies.

    The Company is not aware of any environmental liability with respect to any Property in the Company Portfolio that it believes would have a material adverse effect on the Company's assets or financial condition.

LITIGATION

    As of the date of this Prospectus Supplement, the Company was not a party to any material legal proceedings.

                           MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company, who are elected or appointed annually, are listed below:

           NAME                AGE                       POSITION WITH THE COMPANY
--------------------------     ---     --------------------------------------------------------------
James M. Seneff, Jr.*          49      Chairman of the Board and Chief Executive Officer
Robert A. Bourne*              48      President and Director
Edward Clark                   75      Director
Willoughby T. Cox, Jr.         68      Director
Clifford R. Hinkle             47      Director
Ted B. Lanier                  61      Director
Kevin B. Habicht*              36      Executive Vice President, Chief Financial Officer and
                                        Assistant Secretary
Gary M. Ralston*               45      Executive Vice President and Chief Operating Officer
Lynn E. Rose*                  46      Secretary and Treasurer

------------------------
*   Affiliated with the Advisor.

    JAMES M. SENEFF, JR. has served as a director of the Company since June 1992 and its Chief Executive Officer and Chairman of its Board of Directors since July 1992, as well as Chief Executive Officer and Chairman of the Board of the Advisor since its inception in 1991. Mr. Seneff has served as Chief Executive Officer, director and a principal stockholder of CNL Group since its formation in 1973. Mr. Seneff served on the Florida State Commission on Ethics in 1986. He was a member of the Florida Investment Advisory Council, which oversees the $40 billion Florida state retirement plan, from 1986 to June 1994, and was Chairman of the Council from 1991 to 1992. Since 1971, Mr. Seneff has been active in the acquisition, development and management of real estate projects throughout the United States.

    ROBERT A. BOURNE has served as a director of the Company since June 1992, as its President since July 1992, and as President of the Advisor since its inception in 1991. Mr. Bourne, a certified public accountant, also serves as President of CNL Group and as President and a director of CNL Institutional Advisors, Inc., a registered investment advisor. Since 1979, Mr. Bourne has been active in the acquisition, development and management of real estate projects throughout the United States.

    EDWARD CLARK has served on the Company's Board of Directors since April 1991 and was Chairman of the Board from that time until July 1992. Mr. Clark served as President of the Company from 1984 until July 1992. Mr. Clark has been a consultant to Golden Corral and to its parent corporation, Investors Management Corporation, a privately held corporation, on tax and financial matters since 1982. From 1966 to 1980, Mr. Clark, a certified public accountant, was a partner in the public accounting firm of Peat Marwick Mitchell & Co.

    WILLOUGHBY T COX JR. has served as a director of the Company since June 1992 and currently is a private real estate investor. From 1960 to 1985, Mr. Cox was a Mortgage Loan Correspondent for the State of Florida for Connecticut Mutual Life Insurance Company. From 1978 through 1981, Mr. Cox also was employed as a Florida Agriculture Mortgage Loan Correspondent for Aetna Life and Casualty Insurance Company. He currently serves as the agricultural Loan Correspondent for the State of Florida for Batterymarch-AgriVest, the successor to the Agricultural Loan Department of Connecticut Mutual Life Insurance Company. Mr. Cox is a former director of Orange State Bank, Landmark Bank of Orlando and Atico Savings Bank and a former Vice Chairman of Pan American Bank of Orlando. Mr. Cox has been involved in real estate related activities in Florida since 1950, including real estate brokerage, management, mortgage lending, appraisal and construction. Mr. Cox holds the Member, Appraisal Institute and Counselor of Real Estate designations.

    CLIFFORD R. HINKLE has served as a director of the Company since June 1993. Since 1991, Mr. Hinkle has been the President of Flagler Capital Corporation, which provides financial advisory and investment banking services, and he was a director of MHI Group, which owns and operates funeral homes and cemeteries, until November 1995. From 1987 to 1991, Mr. Hinkle was the Executive Director of the State Board of Administration of Florida and managed over $40 billion in various trust funds.

    TED B. LANIER has served as a director of the Company since April 1988 and was the Chief Executive Officer of Triangle Bank and Trust Company, Raleigh, North Carolina ("Triangle"), from January 1988 until March 1991. Mr. Lanier also was the Chairman of Triangle from January 1989 until March 1991 and its President from January 1988 to January 1989. Since his retirement in 1991 as Chairman and Chief Executive Officer of Triangle, Mr. Lanier has managed his personal investments.

    KEVIN B. HABICHT has served as Executive Vice President, Chief Financial Officer and Assistant Secretary of the Company and the Advisor since December 1993. Mr. Habicht previously served as Vice President of the Company from July 1992 through December 1993 and as Vice President of the Advisor since its inception in 1991. Since 1983, Mr. Habicht has also served as an officer of various CNL Affiliates and since 1990, has served as a Senior Vice President of CNL Institutional Advisors, Inc. From 1981 to 1983, Mr. Habicht, a certified public accountant and a Chartered Financial Analyst, was employed by Coopers & Lybrand, Certified Public Accountants. Mr. Habicht is the brother-in-law of James M. Seneff, Jr., Chief Executive Officer and Chairman of the Board of the Company and the Advisor.

    GARY M. RALSTON has served as Executive Vice President and Chief Operating Officer of the Company and of the Advisor since December 1993. In his capacities as Chief Operating Officer and Executive Vice President, Mr. Ralston is primarily responsible for overseeing the Company's property acquisitions. Mr. Ralston previously served as Vice President of the Company from July 1992 through December 1993 and as Vice President of the Advisor since its inception in 1991. From 1988 to 1992, he also served as a Senior Vice President of CNL Properties, Inc., a real estate investment and asset/ property management company affiliated with CNL Group. From 1983 to 1988, Mr. Ralston was a Vice President of ENCO, a real estate investment and asset/property management firm located in Lakeland, Florida. Mr. Ralston holds the Certified Commercial Investment Member and Society of Industrial and Office Realtors designations and is also a Florida licensed Real Estate Broker, Mortgage Broker and Certified Building Contractor. Mr. Ralston is a member of the Board of Directors of the National Association of Realtors, Chairman of its Commercial Finance Committee and a member of the Capital Consortium.

    LYNN E. ROSE has served as Secretary and Treasurer of the Company since July 1992 and as Secretary of the Advisor since its inception in 1991. Ms. Rose, a certified public accountant, also has served as Controller of CNL Group since 1987 and as Chief Financial Officer of CNL Institutional Advisors, Inc. since its inception in 1990.

CERTAIN KEY EMPLOYEES OF THE ADVISOR

    The backgrounds of Messrs. Seneff, Bourne, Habicht and Ralston and of Ms. Rose are described above at "Management of the Company -- Directors and Executive Officers."

    The Advisor employs personnel who have extensive experience in selecting and managing freestanding retail properties. In addition to the directors and executive officers listed above, the following individuals are involved in the acquisition and management of the Company's properties.

    JAMES W. BASTIAN has served as Senior Vice President for Acquisitions of both the Company and the Advisor since December 1993 and served as Vice
President of Acquisitions of CNL Investment Company from 1989 to 1993. Previously, Mr. Bastian served as Southeastern Director of Real Estate for Rite Aid Corporation (1989), as National Director of Real Estate and Construction for Quaker State Corp. (1987 to 1989), and as Director of National Development for Wendy's International (1984 to 1987) . Mr. Bastian is a member of the National Association of Corporate Real Estate Executives and has over 20 years of experience in asset/proprety management, real estate acquisition and development.

    ROBERT D. BOOS joined the Company in August of 1995 as Senior Vice President of Corporate Acquisitions. From 1982 to 1995, Mr. Boos served as Vice President of Real Estate and Development for Eckerd, the nation's third largest retail drug chain, with responsibility for the implementation of the Company's new store development program. During his tenure, he designed and implemented the Company's freestanding drug store concept which now accounts for 75% of all new stores opened by Eckerd. Mr. Boos has over 20 years of retail real estate experience beginning with Ponderosa System, Inc. where he was Vice President of Real Estate. He is Florida State Director of the International Council of Shopping Centers (CSC), a member of the National Association of Real Estate Executives (NACORE), and a Director of the Merchants Association of Florida.

    THOMAS E. MORSE has served as Senior Vice President for Acquisitions for both the Company and the Advisor since December 1993 and served as a Senior Vice President of CNL Properties, Inc. from 1991 to 1993. Prior to joining CNL Properties, Inc., Mr. Morse worked for 11 years for Ferncreek Properties, first as an Executive Vice President (1982 to 1988) and then as President (1988 to 1990). Mr. Morse is a member of the National Association of Realtors.

    JEFFREY F. BASS has served as Regional Director of Site Selection of the Advisor since February 1994. Prior to joining the Advisor, Mr. Bass was
President of Jeffrey F. Bass & Associates, a real estate brokerage firm (1989-1994), Executive Vice President of Gulfstream Retail Centers (1988-1989), and Vice President and General Manager of the Florida retail Division of Vantage Properties, Inc. (1985-1988). Mr. Bass has 20 years of experience in retail and real estate, beginning with five years at Eckerd where he was Real Estate Manager. He is a member of the National Association of Real Estate Executives.

    MEZ R. BIRDIE joined CNL Properties, Inc. in 1992 as its Director of Retail Management and now serves as Vice President for Property Management of both the Company and the Advisor. From 1987 to 1992, Mr. Birdie served as Director of Property Management for Charles Wayne Properties, Inc. Mr. Birdie has received the Certified Property Manager designation awarded by the Institute of Real Estate Management and the Certified Shopping Center Manager designation awarded by the International Council of Shopping Centers, and has a total of 14 years experience in the field of commercial and residential property management.

    EDGAR J. MCDOUGALL has served as Vice President of the Company since July 1992 and is a Senior Vice President of the Advisor. Since 1990, Mr. McDougall has been an officer of various entities affiliated with CNL Group. From November 1987 until joining CNL Group in 1990, Mr. McDougall served as President of Colony Land Company, a company organized to develop single-family homesites in Orlando, Florida. From 1985 to 1987, Mr. McDougall served as the Sales Manager of the Orlando office of Coldwell Banker Commercial Group, Inc., a diversified real estate company involved in the sale and leasing of commercial properties.

    COURTNEY S. HUBBARD joined the Advisor as Director of Due Diligence and Research in February 1995. Ms. Hubbard is a MAI (Member, Appraisal Institute) and a certified general real estate appraiser in the State of Florida. Prior to joining the Advisor, Ms. Hubbard was a senior associate at Clayton, Roper & Marshall, a real estate appraisal and consulting firm (1991 to 1995), a senior associate with Kampe Appraisals, Inc. (1989 to 1991), an intern with Cuddeback and Traczyk Appraisal Services as part of earning a Master of Arts Degree in Real Estate (1988 to 1989), and a researcher/appraiser with Don Emerson Appraisal Company (1986 to 1988).

INDEPENDENT DIRECTORS

    Under the Company's Bylaws, a majority of the Company's Board of Directors are required to be Independent Directors. Independent Directors are directors who are not affiliated directly or indirectly, with any person to whom the Company has delegated management duties (an "advisor"), whether by reason of ownership of, ownership interest in, employment by, business or professional relationship with, or service as an officer or director of such advisor or any affiliate thereof. A director may be deemed an Independent Director only if he performs no services for the Company other than as a director. The Board of Directors has the authority to make a binding determination as to whether a director meets the definition of Independent Director. Messrs. Clark, Cox, Hinkle and Lanier, constituting a majority of the current Board of Directors, are Independent Directors.

    At least one member of each committee of the Company's Board of Directors and a majority of the members of the Audit Committee must be Independent Directors.

    The Company's Bylaws require that any decision by the Company with respect to the purchase or sale of real property or the leasing of the Company's real property be approved separately by the Independent Directors and the Board of Directors. The Company's Bylaws also require that transactions between the Company and its directors or executive officers, or between the Company and any entity in which one of the Company's directors or executive officers is a director or executive officer or has a material financial interest, be approved by a majority of the directors not interested in the transaction.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company has a standing Audit Committee, the members of which are selected by the full Board of Directors each year. The Audit Committee makes recommendations to the Board of Directors as to the independent accountants of the Company and reviews with such accounting firm the scope of the audit and the results of the audit upon its completion. The members of the Audit Committee currently are Messrs. Clark, Cox and Lanier.

    The Company also has a standing Compensation Committee, the members of which are selected by the full Board of Directors each year. The principal function of the Compensation Committee is to make awards of stock options under the 1992 Commercial Net Lease Realty, Inc. Stock Option Plan (the "Option Plan") and to set the terms of such stock options in accordance with the terms of such Option Plan. The members of the Compensation Committee currently are Messrs. Clark, Hinkle and Lanier.

                              CERTAIN TRANSACTIONS

    In the fiscal year ended December 31, 1995, the Company acquired 22 properties and four buildings which were developed by the tenant on land parcels owned by the Company for purchase prices totaling $57.0 million from unrelated third parties. In connection with these acquisitions, the Company paid the Advisor $937,363 in acquisition fees and expense reimbursement fees. Also in fiscal year ended December 30, 1995, the Company acquired seven properties for an aggregate purchase price of $18.1 million at an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.6 percent from CNL Affiliates who had developed the properties. The purchase prices paid by the Company for these seven properties equaled the CNL Affiliate's costs, including development fees to affiliates of $1,105,689. No acquisition fees or expense reimbursement fees were paid to the Advisor in connection with the acquisition of these seven properties.

    Effective January 1, 1996, the Company renewed the advisory agreement with the Advisor (the "Advisory Agreement"), which provides for the Advisor to receive an annual fee based on funds from operations, as defined in the Advisory Agreement, which is payable monthly, equal to

        (i) 7 percent of annual funds from operations up to $10,000,000,

        (ii) 6 percent of annual funds from operations in excess of $10,000,000 but less than $20,000,000, and

       (iii) 5 percent of annual funds from operations in excess of $20,000,000.

    For purposes of the Advisory Agreement, funds from operations generally includes the Company's net income, determined in accordance with generally accepted accounting principles, as adjusted for the following items: (i) increased by depreciation, amortization and other similar non-cash charges, (ii) increased by any extraordinary losses, (iii) decreased by any extraordinary gains, (iv) increased by the amount of any advisory fees and (v) increased or decreased for any non-cash lease accounting adjustments.

    When a CNL Affiliate undertakes the development of a property, it negotiates with the tenant a "developer's cost," comprised of both "hard" costs of development and "soft" costs, including reimbursement of certain of the CNL Affiliate's expenses and a development fee generally equal to 5 to 10 percent of the total cost of the property. The rent on the developed property generally is calculated on the basis of market capitalization rate and the negotiated developer's cost. The Company purchases properties developed by CNL Affiliates at prices equal to the negotiated developer's costs, which include reimbursement of any expenses, as well as any development fees reflected in the developer's costs. The Company, however, does not pay acquisition fees or expense reimbursement in connection with the purchase of such properties.

    During 1994, the Company acquired one property for a purchase price of $548,487 from a CNL Affiliate at its cost for an annualized cash on cost return (on an Inclusive Cost basis) of approximately

11.3 percent. The affiliate had purchased and temporarily held title to the land portion of this property pending the tenant's completion of construction of the building on the property. In connection with the acquisition of this property and the acquisition of 37 other properties with a total purchase price of approximately $70.7 million from unrelated third parties during 1994, the Company paid the Advisor $1.4 million in acquisition fees and expense reimbursement fees. Also during 1994, the Company acquired six properties, for an aggregate purchase price of approximately $6.7 million at an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.4 percent from CNL Affiliates who had developed the properties. The purchase prices paid by the Company for these six properties equaled the CNL Affiliate's costs, including development fees to affiliates of $573,753. No acquisition fees or expense reimbursement fees were paid to the Advisor in connection with the acquisition of these six properties. All of the CNL Affiliates are controlled by Messrs. Seneff and Bourne. The terms of the purchase of each property acquired from a CNL Affiliate were approved by a majority of the Company's Independent Directors who had no interest in the transaction. Management believes that the prices for these properties were at least as favorable as the prices of such properties if purchased from unrelated third parties.

    In 1995 and 1994, the Company paid the Advisor approximately $1,000,000 and $728,000, respectively, in advisory fees. The Advisor is a wholly owned subsidiary of CNL Group, of which James M. Seneff, Jr., Chairman of the Board and Chief Executive Officer of the Company and his spouse are the stockholders.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company and Smith Barney Inc., Goldman, Sachs & Co., Legg Mason Wood Walker Incorporated, J.C. Bradford & Co. and The Robinson-Humphrey Company, Inc., as representatives (the "Representatives") of the several underwriters (the "Underwriters"), the Underwriters have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their name below.

                                                                                               NUMBER
                                       UNDERWRITERS                                           OF SHARES
-------------------------------------------------------------------------------------------  -----------
Smith Barney Inc...........................................................................
Goldman, Sachs & Co........................................................................
Legg Mason Wood Walker Incorporated........................................................
J.C. Bradford & Co.........................................................................
The Robinson-Humphrey Company, Inc.........................................................

                                                                                             -----------
  Total....................................................................................    3,000,000
                                                                                             -----------
                                                                                             -----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Stock offered hereby (other than those covered by the Underwriters' overallotment option) if any such shares of Common Stock are taken.

    The Underwriters propose to offer the Common Stock directly to the public at the price set forth on the cover page hereof and to certain dealers at a price
less a concession not in excess of $       per share below the price to  public.
The  Underwriters may  allow and  such dealers may  reallow a  concession not in
excess of $       per share to  certain other dealers. The Representatives  have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they have discretionary authority.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 450,000 shares of Common Stock pro rata from the Company at the price to the public set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such options solely for the purpose of covering overallotments, if any, incurred in connection with the sale of the Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock in such table.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to offer the several Underwriters certain rights of contribution.

    The Company, James M. Seneff, Jr. and Robert A. Bourne have agreed that, for a period of 180 days after the date of this Prospectus Supplement, they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, subject to certain exceptions set forth in the Underwriting Agreement.

                                 LEGAL MATTERS

    Legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. Certain legal matters will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                     [LOGO]

                                  $200,000,000
                       COMMERCIAL NET LEASE REALTY, INC.
            DEBT SECURITIES, COMMON STOCK AND COMMON STOCK WARRANTS
                            ------------------------

    Commercial Net Lease Realty, Inc. (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), which may be senior debt securities or subordinated debt securities, (ii) Common Stock, par value $.01 per share (the "Common Stock"), or (iii) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $200,000,000 on terms to be determined at the time or times of offering. The Debt Securities, Common Stock or Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certified or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder thereof, terms for sinking fund payments, terms for conversion into Common Stock or other securities of the Company, and any initial public offering price; (ii) in the case of Common Stock, any initial public offering price; and (iii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be
calculable  from  the  information  set  forth  in  the  applicable   Prospectus
Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of Offered Securities.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 18, 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "NNN." Reports, proxy statements and other information concerning the Company also may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any document are necessarily summaries of such documents, and in each instance reference is made to the copy of such documents filed with the Commission, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and to the exhibits and schedules filed or incorporated as a part thereof which may be obtained from the Commission at its principle office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a. Annual Report on Form 10-K for the fiscal year ended December 31, 1994; and

        b.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

        c.  Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

    Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Kevin B. Habicht, Commercial Net Lease Realty,
Inc., 400 East South Street, Suite 500, Orlando, Florida 32801 (telephone number: 407/422-1574).

                                  THE COMPANY

    Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a real estate investment trust (a "REIT") formed in 1984 that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses under full-credit, long-term commercial net leases. As of June 30, 1995, the Company owned 142 properties acquired for an aggregate purchase price of approximately $194 million and having an annualized current cash on cost return (on an Inclusive Cost basis as defined below) of approximately 10.29%. For the purposes of the Prospectus, "Inclusive Cost" means all costs related to acquisitions, including but not limited to the purchase price, legal and accounting fees and expenses, commissions and title insurance.

    The Company focuses on acquiring freestanding properties that are located within intensive commercial corridors near traffic generators, such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $5 million, attract a wide array of established retail tenants. Consequently, management believes that such properties offer attractive opportunities for stable current return and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms.

    The Company has been successful in attracting tenants that operate in a variety of retail segments, including Eckerd Drug, Marshalls and Burger King, and "category killer" retailers such as Barnes & Noble Bookstores, OfficeMax, Computer City and Linens 'n Things. "Category killer" retailers offer an extensive variety of merchandise in a defined product category at competitive prices through a "superstore" format, providing the convenience of in-depth product selection in a single location. The Company intends to continue leasing properties it acquires in the future to "category killer" retailers or other major national or regional retail businesses.

    CNL Realty Advisors, Inc. (the "Advisor") is the Company's advisor. The Advisor is a wholly owned subsidiary of CNL Group, Inc. ("CNL Group"), a diversified real estate company with expertise in commercial net leased investments that currently owns and manages, either directly or through affiliates (collectively, "CNL Affiliates"), a property portfolio with a cost in excess of $600 million. Under the direction of the Company's Board of Directors, the Advisor has responsibility for the day-to-day operations of the Company, including investment analysis and development, acquisitions, due diligence, and asset management and accounting services. Management of the Company believes that the Advisor's extensive experience and long-term relationships throughout the commercial net leased property industry benefits the Company in selecting, acquiring and managing its properties. In focusing on acquiring freestanding properties that are located within intensive commercial corridors which have been successful in attracting a variety of retail tenants, including "category killer" retailers, management of the Company also believes that the Advisor provides the Company with a competitive advantage in the management and operation of its real estate assets and in the identification of attractive investments. At the time the Company retained the Advisor in July 1992 the Company owned 28 properties leased to one tenant. The aggregate cost of such properties was approximately $12.8 million. As of June 30, 1995, the Company had acquired 117 additional properties leased to 28 tenants for an aggregate purchase price of approximately $182.7 million, which currently provide an annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.42% percent.

    The principal office of the Company is located at 400 East South Street, Suite 500, Orlando, Florida 32801 and the Company's telephone number is 407/422-1574.

                                USE OF PROCEEDS

    Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the repayment of certain indebtedness outstanding at such time, the acquisition of single tenant freestanding properties as suitable opportunities arise and the expansion and improvement of certain properties in the Company's portfolio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Company's ratio of earnings to fixed charges for the six months ended June 30, 1995 was 6.04, and for the years ended December 31, 1994, 1993 and 1992 was 12.86, 9.77 and 6.18, respectively. The Company had no debt for the fiscal years ending December 31, 1991 and 1990. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Debt Securities may be issued under one or more indentures, each dated as of a date before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (collectively, the "Indenture") will be entered into between the Company and a trustee (the "Trustee"), which may be the same Trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities are summaries of the provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

    The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

    Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as set forth in the applicable Indenture or one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

    Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

         (1) the title of such Debt Securities;

         (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

         (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or other equity securities of the Company, or the method by which any such portion shall be determined;

         (4) if such Debt Securities are convertible, any limitation to the ownership or transferability of the Common Stock or other equity securities of the Company into which such Debt Securities are convertible in connection with the preservation of the Company's status as a REIT;

         (5) the date or dates, or the method for determining the date or dates, on which the principal of such Debt Securities will be payable;

         (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

         (7) the date or dates, or the method for determining the date or dates, from which any such interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest or the method by which any such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

         (8) the place or places where the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon the Company in respect to such Debt Securities and the applicable Indenture may be served;

         (9) the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

        (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

        (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

        (12) whether the amount of payments of principal (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

        (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the applicable Indenture;

        (14) whether such Debt Securities will be issued in certificated or book-entry form;

        (15) whether such Debt Securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if and to the extent in bearer form, the denominations thereof and terms and conditions relating thereto;

        (16)  the  applicability,  if  any,  of  the  defeasance  and   covenant
    defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof;

        (17) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or other equity securities of the Company (and the class thereof) and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

        (18) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

        (19) the provisions, if any, relating to the security provided for such Debt Securities; and

        (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Any material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Except as may be set forth in the applicable Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in a highly leveraged or similar action involving the Company or in the event of a change of control of the Company. However, certain restrictions on ownership and transfers of the Company's Common Stock and the Company's other equity securities designed to preserve its status as a REIT may act to prevent or hinder a change of control. See "Description of Common Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletion from, modification of or addition to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; PROVIDED, HOWEVER, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

    Any interest not punctually paid or duly provided for on any date upon which interest is payable with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice of which shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

    Subject to certain limitations applicable to Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations applicable to Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    Neither the Company nor any Trustee will be required (i) to issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) to register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

    Each Indenture provides that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company must be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets must expressly assume payment of the principal of (and premium, if any), and interest on, all of the outstanding Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion concerning such conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

    EXISTENCE. Except as permitted under "-- Merger, Consolidation or Sale," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises; PROVIDED, HOWEVER, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

    MAINTENANCE OF PROPERTIES. The Indenture will require the Company to cause all of its properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition and must cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business.

    INSURANCE. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep or cause to be kept in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

    PAYMENT OF TAXES AND OTHER CLAIMS. The Indenture will require the Company to pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary, and (b) all lawful claims for labor, materials and supplied which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary, PROVIDED, HOWEVER, that the Company will not be required to pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity it being contested in good faith by appropriate proceedings.

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections,
(b) to file with the Trustee copies of the annual reports, quarterly and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of Debt Securities.

    ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    Unless otherwise provided in the applicable indenture, the Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in such Indenture; (e) default under any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee, of the Company or of any Significant Subsidiary or of the respective property of either; and

(g) any other event of default provided with respect to that series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

    If an Event of Default under any Indenture with respect to Debt Securities of any series issued thereunder at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be) has been made, the holders of not less than a majority in principal amount of Debt Securities of such series (or of each series of Debt Securities then outstanding under such Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with such Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof) with respect to Debt Securities of such series (or of all Debt Securities then outstanding under such Indenture, as the case may be) have been cured or waived as provided in such Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the Debt Securities of any series (or of each series of Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in such Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

    The Indenture will provide that the Trustee thereunder is required to give notice to the holders of Debt Securities issued thereunder within 90 days of a default under the Indenture unless such default shall have been cured or waived; PROVIDED, HOWEVER, that such Trustee may withhold notice to the holders of any such series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in the interest of such holders.

    The Indenture will provide that no holder of Debt Securities of any series issued thereunder may institute any proceeding, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of the failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the Debt Securities held by that holder at the respective due dates thereof.

    Subject to provisions in the Indenture relating to its duties in case of default, the Trustee thereunder is under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to such Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of each series of Debt Securities then outstanding under such Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or of exercising any trust or power conferred upon such Trustee. However, such Trustee may refuse to follow any direction which is in conflict with any law or such Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

    Within 120 days after the close of each fiscal year, the Company must delivery to each Trustee under the Indentures a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

    Modifications and amendments of any Indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued thereunder which are affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate of amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

    The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain covenants in the applicable Indenture, including those described in "-- Certain Covenants."

    Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any holder of Debt Securities issued thereunder for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under such Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities issued thereunder or to surrender any right or power conferred upon the Company in such Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities issued thereunder; (d) to add or change any provisions of such Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities issued thereunder in bearer form, or to permit or facilitate the issuance of such Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such Debt Securities of any series in any material respect; (e) to change or eliminate any provision of such Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities issued thereunder; (g) to establish the form or terms of Debt Securities of any series issued thereunder, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock of the Company; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under such Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in such

Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued thereunder in any material respect; or (j) to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities issued thereunder, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series issued thereunder in any material respect.

    The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series issued thereunder have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of such Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (b) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above);
(c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture; and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

    The Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series issued thereunder. A meeting may be called at any time by the Trustee and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

    Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

    The Indenture will provides that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (a) to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) with respect to such Debt Securities ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under the caption "-- Certain Covenants") or if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of Counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

    "Government Obligations" means securities which are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise described in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to the specified sections in the applicable Indenture (which Sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. In any such event, the Company would remain liable to make payments of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERTIBLE DEBT SECURITIES

    The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

    Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the conversion of Debt Securities, including a description of certain restrictions on the ownership of the Common Stock.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, as well as 30,000,000 shares of Excess Stock, par value $0.01 per share, issuable in exchange for Common Stock as described in the Company's articles of incorporation. At June 30, 1995, the Company had outstanding 11,633,672 shares of Common Stock. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

GENERAL

    The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or upon the exercise of the Warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's articles of incorporation and bylaws.

COMMON STOCK

    The holders of Common Stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in any distribution to stockholders. Holders of Common Stock have no preemptive, subscription or conversion rights. The Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

    The Company purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 shares of Common Stock (the "CNL Transaction"). All of the shares issued in connection with the CNL Transaction are subject to piggyback registration rights under certain circumstances.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT, not more than 50 percent in value of its outstanding Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; the shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See "Federal Income Tax Considerations -- Taxation of the Company."

    To ensure that five or fewer individuals do not own more than 50 percent in value of the outstanding Common Stock, the Company's articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the

Code, more than 9.8 percent in value (the "Ownership Limit") of the outstanding Common Stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Company and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the status of the company as a REIT.

    The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company's status as a REIT, the Ownership Limit may prevent any person or small group of persons from acquiring unilateral control of the Company.

    If the ownership, transfer or acquisition of shares of Common Stock, or change in capital structure of the Company or other event or transaction would result in (a) any Person (as defined below) owning (applying certain attribution rules) Common Stock in excess of the Ownership Limit, (b) fewer than 100 Persons owning the Common Stock, (c) the Company being "closely held" within the meaning of Section 856(h) of the Code, or (d) the Company failing any of the gross income requirements of Section 856(c) of the Code or otherwise failing to qualify as a REIT, then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the Common Stock to the extent required to avoid such a result. Common Stock owned, transferred or proposed to be transferred in excess of the Ownership Limit or which would otherwise jeopardize the Company's status as a REIT will automatically be converted to Excess Stock. A holder of Excess Stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of Excess Stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of Excess Stock shall be repaid to the Company upon demand. Excess Stock shall be subject to repurchase by the Company at its election. The purchase price of any Excess Stock shall be equal to the lesser of
(i) the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of Excess Stock, the fair market value at the time of such devise or gift or event), or (ii) the fair market value of such Common Stock on the date on which the Company or its designee determines to exercise its repurchase right. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

    For purposes of the Company's articles of incorporation, the term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside to be used exclusively for the purposes described in
Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act; but does not include an underwriter which participated in a public offering of Common Stock for a period of sixty (60) days following the purchase by such underwriter of Common Stock therein, provided that the foregoing exclusions shall apply only if the ownership of such Common Stock by such underwriter would not cause the Company to fail to qualify as a REIT by reason of being "closely held" within the meaning of Section 856(a) of the Code or otherwise cause the Company to fail to qualify as a REIT.

    All certificates representing Common Stock will bear a legend referring to the restrictions described above.

    The articles of incorporation of the Company provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than
5.0 percent of the outstanding Common Stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by the Board of Directors, must file a written notice with the Company no later than January 31 of each year with respect to the prior year containing (a) the name and address of such owner, (b) the number of shares of Common Stock owned by such holder and (c) a description of how such shares are held. In addition, each stockholder shall be required to disclose, upon demand, to the Company in writing such information with respect to the direct indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

    The ownership limitations described above may have the effect of precluding acquisitions of control of the Company by a third party.

TRANSFER AGENT

    First Union National Bank of North Carolina is the Transfer Agent of the Common Stock.

                      DESCRIPTION OF COMMON STOCK WARRANTS

    The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (a) the title of such Common Stock Warrants; (b) the aggregate number of such Common Stock Warrants; (c) the price or prices at which such Common Stock Warrants will be issued; (d) the number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants;
(e) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security; (f) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (g) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (h) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) any limitations on the acquisition or ownership of such Common Stock Warrants which may be required in order to maintain the status of the Company as a REIT; (l) a discussion of certain federal income tax considerations; and (m) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

    Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

    The following is a summary of the material federal income tax consequences of the ownership of the Common Stock of the Company, prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company ("Tax Counsel"). This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this Prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of the Company, or to the purchase, ownership or disposition of the Common Stock, has been requested from the Internal Revenue Service (the "Service") or other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the Service were to challenge the conclusions of Tax Counsel, such conclusions should prevail in court. However, opinions of counsel are not binding on the Service or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of the Common Stock of the Company.

TAXATION OF THE COMPANY

    GENERAL. Since its inception, the Company has elected, and believes it has qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT's stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4 percent excise tax. In addition, a REIT may be subject to the "alternative minimum tax" on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

    If the Company fails to qualify as a REIT for any taxable year and certain relief provisions do not apply, the Company will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on its taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of Common Stock. To the extent that the Company would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of its liabilities and for distribution to holders of Common Stock would be reduced. Distributions to holders of Common Stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. The Company would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

    OPINION OF TAX COUNSEL. Based upon representations made by officers of the Company with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Tax Counsel's independent review of such documents and other information as Tax Counsel deemed relevant in the circumstances and upon the assumption that the Company will operate in the manner described in this Prospectus, Tax Counsel has advised the Company that, in its opinion, (a) the Company has, for the years 1984 through 1994, met the requirements for qualification and taxation as a REIT and (b) the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for 1995. It must be emphasized, however, that the Company's ability to qualify as a REIT is dependent upon actual operating results and future actions and events by the Company and others, and no assurance can be given that the actual results of the Company's operations and the future actions and events will enable the Company to satisfy in any given year the requirements for qualification and taxation as a REIT.

    REQUIREMENTS FOR QUALIFICATION AS A REIT. As discussed more fully below, the Code defines a REIT as a corporation (a) which is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (c) which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation; (d) which is neither a financial institution nor an insurance company; (e) the beneficial ownership of which is held by 100 or more persons; (f) which is not closely held; and (g) which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

    OWNERSHIP TESTS. More specifically, the ownership requirements of a REIT are that (a) during the last half of each taxable year not more than 50 percent of the Company's outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, the Company's articles of incorporation empowers the Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of shares of the Company in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by the Board of Directors.

    Under the Company's articles of incorporation, each holder of common stock is required, upon demand, to disclose to the Board of Directors in writing such information with respect to direct and indirect ownership of shares of the Company as the Board of Directors deems necessary to comply with provisions of the Code applicable to the Company, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which the Company is required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause the Company to fail to qualify as a REIT. The Company has represented that it has met, and expects to meet, these stock ownership requirements for each taxable year.

    ASSET TESTS. At the end of each quarter of a REIT's taxable year, at least 75 percent of the value of its total assets must consist of "real estate assets," cash and cash items (including receivables) and government securities. The balance of a REIT's assets generally may be invested without restriction, except that holdings of securities not within the 75 percent class of assets generally must not, with respect to any issuer, exceed 5 percent of the value of the REIT's assets or 10 percent of the issuer's outstanding voting securities. The term "real estate assets" includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date the REIT receives such capital). The Company has represented that at the end of each quarter it has met, and expects in the future to continue to meet, this asset test.

    INCOME TESTS. A REIT also must meet three separate tests with respect to its sources of income for each taxable year.

    (i) THE 75 PERCENT AND 95 PERCENT TESTS. In general, at least 75 percent of a REIT's gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, a REIT must derive at least 95 percent of its gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75 percent test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

    Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. The Company's leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10 percent or more of the Company, directly or constructively owns 10 percent or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15 percent of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company anticipates that none of its gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a DE MINIMIS amount of its gross annual income will be considered attributable to the rental of personal property; and that none of its gross annual income will be from Related Party Tenants. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant." The Company or CNL Advisors will provide certain services with respect to the Properties. The Company does not anticipate that any of these services will be
(a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of the Properties.

    Should an entity fail to satisfy either or both of the 75 percent or 95 percent tests for any taxable year, it may still qualify as a REIT if (a) such failure is due to reasonable cause and not willful neglect; (b) it reports the nature and amount of each item of its income on a schedule attached to its tax return for such year; and (c) the reporting of any incorrect information is not due to fraud with intent to evade tax. However, even if these three requirements were met and the REIT were not disqualified, a penalty tax of 100 percent would be imposed by reference to the amount by which the REIT failed the 75 percent or 95 percent test (whichever amount is greater). No mitigation provision applies if the 30 percent income test, described below, is failed. In such case, the Company will cease to qualify as a REIT.

    (ii) THE 30 PERCENT TEST. In addition to the 75 percent and 95 percent tests, a REIT must derive less than 30 percent of its gross income (including gross income from prohibited transactions) from the sale or other disposition of
(i) real property held for less than four years (other than foreclosure property or property involuntarily or compulsorily converted through destruction, condemnation or similar events); (ii) stocks or securities held for less than one year; and (iii) property sold or otherwise disposed of in a prohibited transaction. The Company has represented that it has not recognized and does not expect that it will recognize gross income of a type, in an amount or at a time which would cause it to fail the 30 percent test.

    DISTRIBUTION REQUIREMENTS. A REIT must distribute annually to its stockholders ordinary income dividends in an amount equal to at least (a) 95 percent of the sum of (i) its "real estate investment trust taxable income" (before deduction of dividends paid and excluding any net capital gains) and
(ii) the excess of net income from foreclosure property over the tax on such income, minus (b) certain excess non-cash income. Real estate investment trust taxable income generally is the taxable income of a REIT computed as if it were an ordinary corporation, with certain adjustments.

Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the REIT's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95 percent, but less than 100 percent, of its real estate investment trust taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (x) 85 percent of its ordinary income, (y) 95 percent of its net capital gain net income for such year and (z) any undistributed taxable income from prior periods, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company has represented that it has made and intends to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that the Company may not have sufficient funds from its operations to pay cash dividends to satisfy these distribution requirements. If the cash available to the Company is insufficient, the Company might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If the Company ultimately were unable to satisfy the 95 percent distribution requirement, it would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of the Common Stock.

    If the Company were to fail to meet the 95 percent distribution requirement as a result of an adjustment to the Company's tax returns by the Service, the Company could maintain its qualification as a REIT by paying a "deficiency dividend" (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. For any taxable year in which the Company qualifies as a REIT for federal income tax purposes, distributions by the Company to its stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that are properly designated as capital gain dividends by the Company generally will be taxed as long-term capital gain (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his Common Stock. However, corporate stockholders may be required to treat up to 20 percent of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of the Company's current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder's Common Stock, and then, to the extent the distribution exceeds each stockholder's basis, a gain realized from the sale of Common Stock. The Company will notify each stockholder as to the portions of each distribution which, in its judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by the Company in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by the Company in January of the following year, shall be deemed to have been both paid by the Company and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

    Stockholders may not deduct on their income tax returns any net operating or net capital losses of the Company. Net operating losses may be carried forward by the Company for 15 years and used to reduce taxable income and the amounts that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses may be carried forward by the Company for five years and used to reduce capital gains. Losses not used within the relevant period expire.

    Upon the sale or other disposition of the Company's Common Stock, a stockholder generally will recognize capital gain or loss equal to the difference between this amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of Common Stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

    Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of Common Stock generally will be treated as investment income for purposes of the investment income limitation.

    The state and local income tax treatment of the Company and its stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in the Company, but the state of Delaware -- unlike most, if not all, other states -- also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in Common Stock.

    BACKUP WITHHOLDING. The Company will report to its stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31 percent with respect to distributions paid unless such other holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

    TAXATION OF TAX-EXEMPT STOCKHOLDERS. Distributions by the Company to a stockholder that is a tax-exempt entity generally will not constitute "unrelated business taxable income" ("UBTI") as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10 percent (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and the Company does not anticipate that they will ever exist. This requirement will apply only if (a) the REIT would not qualify as such for federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25 percent by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10 percent by value of the REIT interests, hold in the aggregate more than 50 percent of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A DE MINIMIS exception applies where the ratio set forth in the preceding sentence is less than 5 percent for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirements without relying upon the "look-through" exception. The existing restrictions on ownership of shares in the articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the Offering, absent a waiver of the restrictions by the Board of Directors.

                              ERISA CONSIDERATIONS

    THE FOLLOWING IS A SUMMARY OF MATERIAL CONSIDERATIONS ARISING UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") AND THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 4975 OF THE CODE THAT MAY BE RELEVANT TO PROSPECTIVE INVESTORS. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF ERISA OR THE CODE THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE OFFERED SECURITIES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

    A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA
Plan's assets in the Offered Securities. Accordingly, such fiduciary should consider (a) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA; (b) whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by
Section 404(a)(1)(D)  of ERISA;  (c)  whether the  investment is  prudent  under
Section 404(a)(1)(B) of ERISA; and (d) whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

    In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA, or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Offered Securities might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

    The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") setting out the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

    Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Common Stock is being sold in an offering registered under the Securities Act and will be registered within the relevant time period under Section 12(b) of the Exchange Act.

    The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to a public offering as a result of events beyond the issuer's control. The Company expects the Common Stock to be "widely held."

    The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this Offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the articles of incorporation on the transfer of the Common Stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the Common Stock to be "freely transferable." See "Description of Common Stock-Restrictions on Transfer." The DOL Regulation only establishes a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department would not reach a contrary conclusion with respect to the Common Stock.

    Assuming that the Common Stock will be "widely held" and "freely transferable," the Company believes that the Common Stock will be publicly-offered securities for purposes of the DOL Regulation and that the assets of the Company will not be deemed to be "plan assets" of any plan that invests in the Common Stock.

    Additional ERISA considerations that apply to the acquisition or continued holding of Offered Securities that are Common Stock Warrants or Debt Securities which are convertible into equity securities will be contained in the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon the their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the Offered Securities will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. In addition, the description of federal income tax consequences contained in this Prospectus is based upon the opinion of Shaw, Pittman, Potts & Trowbridge.

                                   [GRAPHICS]

    The inside back cover of the Prospectus Supplement displays six pictures of Properties owned by the Company. The pictures shown are (1) Food Lion located in Keystone Heights, Florida, (2) Computer City located in Miami, Florida, (3) International House of Pancakes located in Stafford, Texas, (4) Best Buy located in Corpus Christie, Texas, (5) Marshalls located in Freehold, New Jersey and (6) Borders located in Wilmington, Delaware.

    In addition, there is a pie chart depicting "Line of Trade Diversification," including: (1) Home Furnishings & Accessories, (2) Apparel, (3) Home Improvement, (4) Office Supply, (5) Eating & Drinking, (6) Bookstores, (7) Drug Stores, (8) Sporting Goods, (9) Consumer Electronics, (10) CD, Tape, Software,
(11) Grocers, (12) Auto Supply Service and (13) Furniture. There is also a pie chart depicting "Tenant Diversification," including: (1) Burger King, (2) Barnes & Noble, (3) Borders, (4) Sears Homelife, (5) Eckerd, (6) Academy, (7) Food Lion, (8) Scotty's, (9) Golden Corral, (10) Denny's, (11) OfficeMax, (12) Hardee's, (13) IHOP, (14) Hi-Lo Auto, (15) Marshalls, (16) Computer City, (17) CompUSA, (18) Food 4 Less, (19) Linens 'n Things, (20) Oshman's and (21) other.

    Finally, there is a caption of the "NNN" logo and the name "Commercial Net Lease Realty, Inc."

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                                                      PAGE
                                                    ---------
Prospectus Supplement Summary.....................        S-1
Risk Factors......................................        S-9
The Company.......................................       S-12
Strategies........................................       S-13
Use of Proceeds...................................       S-17
Price Range of Common Stock and Dividends.........       S-18
Distribution Policy...............................       S-19
Capitalization....................................       S-19
Selected Financial Data...........................       S-20
Properties........................................       S-23
Management of the Company.........................       S-30
Certain Transactions..............................       S-34
Underwriting......................................       S-36
Legal Matters.....................................       S-37

                         PROSPECTUS
Available Information.............................          2
Incorporation of Certain Documents by Reference...          2
The Company.......................................          3
Use of Proceeds...................................          3
Ratios of Earnings to Fixed Charges...............          4
Description of Debt Securities....................          4
Description of Common Stock.......................         14
Description of Common Stock Warrants..............         16
Federal Income Tax Considerations.................         17
ERISA Considerations..............................         22
Plan of Distribution..............................         23
Experts...........................................         24
Legal Matters.....................................         24

                                3,000,000 SHARES

                       COMMERCIAL NET LEASE REALTY, INC.

                                  COMMON STOCK

                                     [LOGO]

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT

                       ----------------------------------

                               SMITH BARNEY INC.

                              GOLDMAN, SACHS & CO.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                              J.C. BRADFORD & CO.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                                         , 1996

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------